Exhibit 99.1

PRESS RELEASE

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS SECOND QUARTER ENDED MARCH 29, 2014

Montreal, Quebec, April 28, 2014:  Consolidated sales for the three-month period ended March 29, 2014, were $362 million, as compared to $407 million in the same quarter a year ago. The Company generated a net loss of $28 million or $0.28 per share in the March 2014 quarter compared to a net loss of $31 million or $0.31 per share in the March 2013 quarter. The March 2014 results were impacted by $24 million of non-cash charges related to the translation of US $ denominated debt, the settlement of defined benefit pension plan obligations and deferred income taxes. Operating earnings before depreciation, amortization and other items (adjusted EBITDA) was $18 million for the three-month period ended March 29, 2014, as compared to adjusted EBITDA of $24 million a year ago and adjusted EBITDA of $13 million in the prior quarter.

Business Segment Results

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $18 million on sales of $128 million for the quarter ended March 2014, compared to adjusted EBITDA of $14 million on sales of $126 million in the prior quarter. The sales increase of $2 million was due to higher prices. Demand for specialty grades was flat while US and euro prices declined quarter-over-quarter. However, with the Canadian dollar weakening by 4.7% versus the US dollar and by 5.8% versus the euro, Canadian dollar equivalent pricing increased by $32 per tonne. Currency was also the most significant factor impacting viscose grade pulp prices, which increased by $59 per tonne quarter-over-quarter. This market remains oversupplied and prices are relatively low. Overall, pricing increased adjusted EBITDA by $2 million. Shipments were equal to 81% of capacity as compared to 78% in the prior quarter. Costs related to the Tartas mill declined by $9 million. In the prior quarter, the mill absorbed a 12-day maintenance shutdown and delays in commissioning new equipment installed during the shutdown affected productivity. The improvement in cost was partially offset by a $3 million negative impact of foreign exchange on the reported Canadian dollar costs of the Tartas mill. The profitability of the Temiscaming mill declined by $2 million as a result of a higher percentage of viscose grade shipments.

The Forest Products segment generated adjusted EBITDA of $3 million on sales of $112 million for the quarter ended March 2014, compared to negative adjusted EBITDA of $2 million on sales of $99 million in the prior quarter. Sales increased by $13 million due to higher lumber prices and shipments. Lumber shipments were equal to 83% of capacity versus 79% in the prior quarter. During the quarter, the random length lumber reference price declined by US $6 per mbf while the reference price for stud lumber increased by US $16 per mbf. While the gap between the two grades narrowed as expected, the US $64 per mbf differential remained relatively high. Currency was favourable as the Canadian dollar averaged US $0.907, a 4.7% decline from US $0.952 in the prior quarter. The net effect increased sales and adjusted EBITDA by $5 million or $28 per mbf. Costs increased by $1 million, primarily for fibre. The winter months are also seasonally higher operating cost periods.

The Paper Pulp segment generated adjusted EBITDA of $2 million on sales of $62 million for the quarter ended March 2014, compared to adjusted EBITDA of $1 million on sales of $73 million in the prior quarter. The $11 million decline in sales was caused by lower shipments, partially offset by higher prices. Market conditions for paper pulp remained relatively weak although demand was stable. Pulp shipments were equal to 70% of capacity as compared to 86% in the prior quarter. Export shipments in the most recent quarter were negatively impacted by winter storms that led to delays and congestion at several East Coast ports normally utilized by the Company. It is anticipated that the shortfall in shipments will be made up in the June 2014 quarter. The benchmark price (delivered China) for bleached eucalyptus kraft (BEK) decreased by US $15 per tonne. However, this decline did not affect high-yield pulp prices in the quarter. Currency was a positive as the Canadian dollar weakened during the quarter. Overall, average prices increased by $30 per tonne, improving adjusted EBITDA by $3 million. Manufacturing costs increased by $1 million, primarily due to higher fibre costs. Freight costs also increased by $1 million as the previously noted weather issues led to alternate shipping and logistic arrangements.

The Paper segment generated negative adjusted EBITDA of $1 million on sales of $84 million for the quarter ended March 2014, compared to adjusted EBITDA of $7 million on sales of $80 million in the prior quarter. Higher prices and shipments for coated bleached board, partially offset by lower newsprint shipments led to the $4 million increase in sales. The coated bleached board market improved slightly. The shipment to capacity ratio was 94% compared to 87% in the prior quarter. The US $ benchmark price for coated bleached board increased by US $8 per short ton. Currency was positive as the Canadian dollar weakened during the quarter. Overall, average selling prices for coated bleached board improved by $89 per tonne quarter-over-quarter, increasing adjusted EBITDA by $4 million. Bleached board manufacturing costs increased by $3 million, primarily for fibre and energy. The newsprint market remained weak with continued decreases in North American demand. The shipment to capacity ratio was 81% compared to 89% in the prior quarter. The US $ benchmark price for newsprint was unchanged at US $605 per tonne. However, the average US $ price realizations declined by US $19 per tonne. The weaker Canadian dollar offset this decrease and newsprint pricing remained relatively unchanged from the prior quarter. The cold weather experienced in North America in February and March 2014 led to a shortage of natural gas and indirectly impacted the cost of electricity in the Province of Ontario. To partially mitigate the impact, the Kapuskasing newsprint mill took six days of unplanned downtime in the quarter. The overall impact was an $8 million increase in manufacturing costs, including $7 million for energy.

Other items

In September 2013, the Company announced the BC Lands Sale Initiative with the objective of realizing up to $75 million in gross proceeds by December 2014. During the December 2013 quarter, the Company closed the first two BC land sales transactions for total proceeds of $23 million. The Company did not sell any additional lands in the March 2014 quarter. The remaining BC lands have been classified as assets held for sale. On April 25, 2014, the Company announced the conditional sale of 49,500 hectares of BC land for a price of $35 million. The consideration also includes deferred payments of at least $2 million. The closing of the sale is conditional on the purchaser obtaining adequate financing. The Company also revised the BC Land Sale Initiative target to $70 million. There can be no assurance that the above transaction will be completed or that the Company will attain its stated objective.

Outlook

Overall, the March 2014 quarterly results were lower than anticipated. The relatively harsh winter conditions experienced in Eastern Canada and the U.S. Northeast led to higher energy costs, reduced productivity at certain facilities and delays in offshore shipments. The combined effect reduced quarterly adjusted EBITDA and operating earnings by approximately $10 million. The weaker Canadian dollar provided a partial offset. The Specialty Cellulose segment results improved by $4 million due to lower costs at the Tartas mill. The annual maintenance outage combined with a difficult start-up of a new bleaching tower led to increased costs in the prior quarter. The decrease in euro and US dollar specialty grade prices occurred in January, as previously disclosed. However, the weaker Canadian dollar largely offset the negative impact on specialty cellulose sales. Currency also generated the improvement in viscose grade prices. This market remains oversupplied and US dollar prices are relatively low. The improved results in the Forest Products segment were also currency driven as the lumber markets went “sideways” and US dollar prices were similar quarter-over-quarter. Stud lumber prices continued to lag random length lumber prices by a considerable margin. Improved demand and prices are anticipated in the June 2014 quarter. The summer months are also lower cost periods for the sawmills. The Paper Pulp segment results saw a small improvement, with higher prices partially offset by lower shipments due to weather related issues. The Company anticipates that it will make up most of the shipment shortfall in the June 2014 quarter. The Paper segment performance was the most negatively impacted by weather related issues and posted its lowest quarterly results in nearly five years. The cold weather led to natural gas shortages and higher prices. This in turn led to very high electricity prices in the Province of Ontario, significantly increasing costs at the Kapuskasing newsprint facility. A return to profitability is anticipated in the June 2014 quarter as energy costs decline with the warmer weather.

The Company continues with its capital expenditure program, with a strong emphasis on its two specialty cellulose mills. The cornerstone of the program is the high-pressure boiler and turbine currently under construction at the Temiscaming, Quebec, site. The project will materially improve the mill's cost structure and margins. Of the total forecast cost of $235 million, $201 million has been spent on the Temiscaming specialty cellulose project to the end of the March 2014 quarter. In September 2013, the Company launched its BC Lands Sale Initiative. The Company closed the first two lands sales transactions for total proceeds of $23 million in the December 2013 quarter. The Company recently announced the conditional sale of additional parcels for proceeds of $35 million and a further $2 million in future payments. The sale is conditional on the purchaser obtaining adequate financing. The objective is to realize up to $70 million in land sales by December 2014 and considerable effort will be deployed over the next few quarters to attain this objective.

Tembec is a manufacturer of forest products – lumber, pulp, paper and specialty cellulose – and a global leader in sustainable forest management practices. Principal operations are in Canada and France. With annual sales of approximately $1.6 billion, Tembec has 3,500 employees and is listed on the TSX (TMB). The full quarterly report, including the interim Management Discussion and Analysis, the interim financial statements and the accompanying notes for the quarter ended March 29, 2014, can be obtained on Tembec’s website at www.tembec.com or on SEDAR at www.sedar.com.

The Company`s financial results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All financial references are stated in Canadian dollars, unless otherwise noted. All references to quarterly information relate to Tembec’s fiscal quarters. Adjusted EBITDA and certain other financial measures utilized in the press release are non-IFRS financial measures. As they have no standardized meaning prescribed by IFRS, they may not be comparable to similar measures presented by other companies. Non-IFRS financial measures are described in the Definitions section on the last page of the interim Management Discussion and Analysis (MD&A).

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation.

Investor Contact:	Michel J. Dumas
Executive Vice President, Finance and CFO
Tel: 819 627-4268
E-mail: michel.dumas@tembec.com

Media Contact:	Linda Coates
Vice President, Human Resources and Corporate Affairs
Tel.: 416 775-2819
E-mail: linda.coates@tembec.com

Management’s Discussion and Analysis
for the quarter ended March 29, 2014

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that impacted Tembec’s financial performance during its second fiscal quarter ended March 29, 2014. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended March 29, 2014, and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 28, 2013, included in the Company’s Financial Report. Financial data has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All financial references are stated in Canadian dollars, unless otherwise noted. All references to quarterly information relate to Tembec’s fiscal quarters. Adjusted EBITDA, net debt to total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-IFRS financial measures. As they have no standardized meaning prescribed by IFRS, they may not be comparable to similar measures presented by other companies. Non-IFRS financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in the MD&A is as at April 28, 2014, the date of filing in conjunction with the Company’s press release announcing its results for the second fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

CONSOLIDATED RESULTS

	Quarterly Results ($ millions)
	Fiscal 2013				Fiscal 2014
	Dec 12	Mar 13	Jun 13	Sep 13	Dec 13	Mar 14	Jun 14	Sep 14

Sales	376	407	399	352	354	362	-	-
Freight and other deductions	50	54	54	43	44	44	-	-
Lumber export taxes	1	-	1	1	1	(1)	-	-
Cost of sales	286	310	296	268	278	284	-	-
SG&A	19	19	18	16	17	18	-	-
Share-based compensation	1	-	-	-	1	(1)	-	-
Adjusted EBITDA	19	24	30	24	13	18	-	-

Depreciation and amortization	11	9	9	11	8	9	-	-
Other items	1	24	3	1	(14)	6	-	-
Operating earnings (loss)	7	(9)	18	12	19	3	-	-
Interest, foreign exchange and other	12	10	10	13	9	9	-	-
Exchange loss (gain) on long-term debt	4	6	11	(7)	12	11	-	-
Pre-tax earnings (loss)	(9)	(25)	(3)	6	(2)	(17)	-	-
Income tax expense (recovery)	6	6	4	(8)	(4)	11	-	-
Net earnings (loss)	(15)	(31)	(7)	14	2	(28)	-	-

IMPACT OF CHANGE IN ACCOUNTING STANDARD

In fiscal 2014, the Company adopted International Accounting Standard (IAS) 19, Employee Benefits. The adoption of the new standard had limited impact on adjusted EBITDA and operating results. The prior year comparative amounts have been restated. The following summarizes the impact on fiscal 2013 quarterly and total year operating results.

	($ millions)
					TOTAL
	Dec 12	Mar 13	Jun 13	Sep 13	2013
Adjusted EBITDA
As reported	19	24	30	25	98
Restated	19	24	30	24	97

Operating earnings (loss)
As reported	7	(8)	17	13	29
Restated	7	(9)	18	12	28

A more detailed review of the impact of the new standard is included in Note 2 of the unaudited interim consolidated financial statements.

MARCH 2014 QUARTER VS DECEMBER 2013 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	December	March	Total	Price	Volume & Mix
	2013	2014	Variance	Variance	Variance
Forest Products	99	112	13	6	7
Specialty Cellulose Pulp	126	128	2	3	(1)
Paper Pulp	73	62	(11)	3	(14)
Paper	80	84	4	4	-
Corporate	3	4	1	-	1
	381	390	9	16	(7)
Less: Intersegment Sales	(27)	(28)	(1)
Sales	354	362	8

Sales increased by $8 million as compared to the prior quarter. Currency had a positive effect on pricing as the Canadian dollar averaged US $0.907, a 4.7% decline from US $0.952 in the prior quarter. Forest Products segment sales increased by $13 million due to higher shipments and selling prices. Specialty Cellulose Pulp segment sales increased by $2 million due to higher prices. Paper Pulp segment sales declined by $11 million due to lower shipments. Paper sales increased by $4 million due to higher selling prices.

ADJUSTED EBITDA
$ millions	December	March	Total	Price	Cost & Volume
	2013	2014	Variance	Variance	Variance
Forest Products	(2)	3	5	6	(1)
Specialty Cellulose Pulp	14	18	4	3	1
Paper Pulp	1	2	1	3	(2)
Paper	7	(1)	(8)	4	(12)
Corporate	(7)	(4)	3	-	3
	13	18	5	16	(11)

Adjusted EBITDA increased by $5 million as compared to the prior quarter. The Forest Products segment adjusted EBITDA improved by $5 million as a result of higher prices. Specialty Cellulose Pulp segment adjusted EBITDA increased by $4 million due to higher prices. Paper Pulp segment adjusted EBITDA improved by $1 million due to higher prices, partially offset by higher costs. Paper segment adjusted EBITDA decreased by $8 million as a result of higher costs, partially offset by higher prices.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	December	March	Total	EBITDA	Depreciation	Other Items
	2013	2014	Variance	Variance	Variance	Variance
Forest Products	(3)	1	4	5	(1)	-
Specialty Cellulose Pulp	10	15	5	4	1	-
Paper Pulp	(1)	(1)	-	1	(1)	-
Paper	6	(2)	(8)	(8)	-	-
Corporate	7	(10)	(17)	3	-	(20)
	19	3	(16)	5	(1)	(20)

The Company generated operating earnings of $3 million compared to operating earnings of $19 million in the prior quarter. The previously noted increase in adjusted EBITDA was more than offset by a negative variance in other items. In the prior quarter, the Company realized a gain of $20 million related to the sale of land in British Columbia (BC). A more detailed explanation of segment variances is included in the analysis that follows.

MARCH 2014 QUARTER VS DECEMBER 2013 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	December	March
	2013	2014	Variance
Financial ($ millions)
Sales (1)	99	112	13

Freight and other deductions	9	11	(2)
Lumber export taxes	1	(1)	2
Cost of sales	88	96	(8)
SG&A	3	3	-
Adjusted EBITDA	(2)	3	5

Depreciation and amortization	1	2	(1)
Operating earnings (loss)	(3)	1	4

Shipments
SPF lumber (mmbf)	169	177	8

Benchmark Prices
KD #2 & better delivered G.L. (US $ per mbf)	463	457	(6)
KD stud delivered G.L. (US $ per mbf)	377	393	16
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated adjusted EBITDA of $3 million on sales of $112 million for the quarter ended March 2014, compared to negative adjusted EBITDA of $2 million on sales of $99 million in the prior quarter. Sales increased by $13 million due to higher lumber prices and shipments.

Lumber shipments were equal to 83% of capacity versus 79% in the prior quarter. During the quarter, the random length lumber reference price declined by US $6 per mbf while the reference price for stud lumber increased by US $16 per mbf. While the gap between the two grades narrowed as expected, the US $64 per mbf differential remained relatively high. Currency was favourable as the Canadian dollar averaged US $0.907, a 4.7% decline from US $0.952 in the prior quarter. The net effect increased sales and adjusted EBITDA by $5 million or $28 per mbf. Costs increased by $1 million, primarily for fibre. The winter months are also seasonally higher operating cost periods.

During the March 2014 quarter, the Company recorded a credit of $1 million related to lumber export taxes as compared to a charge of $1 million in the prior quarter. Lumber export taxes are payable based on the 2006 Softwood Lumber Agreement (SLA) between Canada and the United States. Applicable export tax rates may vary based on selling prices. During the most recent quarter, an arbitration ruling reduced the export tax payable by Ontario and Quebec producers. The ruling applied retroactively to shipments since October 13, 2013. The reversal of prior quarter export taxes resulted in the $1 million recovery recognized in the current quarter. At current price levels, the Company will not incur export taxes on lumber shipped to the U.S.

The Forest Products segment generated operating earnings of $1 million, compared to an operating loss of $3 million from the prior quarter. The increase in adjusted EBITDA generated the improvement in operating results.

MARCH 2014 QUARTER VS DECEMBER 2013 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE PULP

	December	March
	2013	2014	Variance
Financial ($ millions)
Sales - Pulp	99	101	2
Sales - Chemicals	27	27	-
	126	128	2

Freight and other deductions	10	11	(1)
Cost of sales	97	94	3
SG&A	5	5	-
Adjusted EBITDA	14	18	4

Depreciation and amortization	4	3	1
Operating earnings	10	15	5

Shipments
Specialty grades (000's tonnes)	52	49	(3)
Viscose grades (000's tonnes)	8	14	6
	60	63	3

Average prices
Specialty grades (C $ per tonne)	1,770	1,802	32
Viscose grades (C $ per tonne)	865	924	59

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $18 million on sales of $128 million for the quarter ended March 2014, compared to adjusted EBITDA of $14 million on sales of $126 million in the prior quarter. The pulp sales increase of $2 million was due to higher prices.

Demand for specialty grades was flat while US and euro prices declined quarter-over-quarter. However, with the Canadian dollar weakening by 4.7% versus the US dollar and by 5.8% versus the euro, Canadian dollar equivalent pricing increased by $32 per tonne. Currency was also the most significant item impacting viscose grade pulp prices, which increased by $59 per tonne quarter-over-quarter. This market remains oversupplied and prices are relatively low. Overall, pricing increased adjusted EBITDA by $2 million. Shipments were equal to 81% of capacity as compared to 78% in the prior quarter. Costs related to the Tartas mill declined by $9 million. In the prior quarter, the mill absorbed a 12-day maintenance shutdown and delays in commissioning new equipment installed during the shutdown affected productivity. The improvement in cost was partially offset by a $3 million negative impact of foreign exchange on the reported Canadian dollar costs of the Tartas mill. The profitability of the Temiscaming mill declined by $2 million as a result of a higher percentage of viscose grade shipments. Finished goods inventories of specialty cellulose pulp were at approximately 34 days of supply at the end of March 2014, compared to 35 days at the end of the prior quarter.

The Specialty Cellulose Pulp segment generated operating earnings of $15 million compared to operating earnings of $10 million in the prior quarter. The previously noted increase in adjusted EBITDA accounted for the higher operating earnings.

MARCH 2014 QUARTER VS DECEMBER 2013 QUARTER

SEGMENT RESULTS – PAPER PULP

	December	March
	2013	2014	Variance
Financial ($ millions)
Sales (1)	73	62	(11)

Freight and other deductions	14	11	3
Cost of sales	57	47	10
SG&A	1	2	(1)
Adjusted EBITDA	1	2	1

Depreciation and amortization	2	3	(1)
Operating loss	(1)	(1)	-

Shipments
High-yield pulp (000's tonnes)	107	85	(22)
Internal (000's tonnes)	15	14	(1)
Total	122	99	(23)

Benchmark Prices
BEK - delivered China (US $ per tonne)	652	637	(15)
(1) Includes intersegment sales eliminated on consolidation

The Paper Pulp segment generated adjusted EBITDA of $2 million on sales of $62 million for the quarter ended March 2014, compared to adjusted EBITDA of $1 million on sales of $73 million in the prior quarter. The $11 million decline in sales was caused by lower shipments, partially offset by higher prices.

Market conditions for paper pulp remained relatively weak although demand was stable. Pulp shipments were equal to 70% of capacity as compared to 86% in the prior quarter. Export shipments in the most recent quarter were negatively impacted by winter storms that led to delays and congestion at several East Coast ports normally utilized by the Company. It is anticipated that the shortfall in shipments will be made up in the June 2014 quarter. The benchmark price (delivered China) for bleached eucalyptus kraft (BEK) decreased by US $15 per tonne. However, this decline did not affect high-yield pulp prices in the quarter. Currency was a positive as the Canadian dollar averaged US $0.907, a 4.7% decline from US $0.952 in the prior quarter. Overall, average prices increased by $30 per tonne, improving adjusted EBITDA by $3 million. Manufacturing costs increased by $1 million, primarily due to higher fibre costs. Freight costs also increased by $1 million as the previously noted weather issues led to alternate shipping and logistic arrangements. Paper Pulp inventories were at 48 days of supply at the end of March 2014, as compared to 28 days at the end of December 2013.

The Paper Pulp segment generated an operating loss of $1 million, unchanged from the prior quarter.

MARCH 2014 QUARTER VS DECEMBER 2013 QUARTER

SEGMENT RESULTS – PAPER

	December	March
	2013	2014	Variance
Financial ($ millions)
Sales	80	84	4

Freight and other deductions	11	11	-
Cost of sales	60	71	(11)
SG&A	2	3	(1)
Adjusted EBITDA	7	(1)	(8)

Depreciation and amortization	1	1	-
Operating earnings (loss)	6	(2)	(8)

Shipments
Coated bleached board (000's tonnes)	39	42	3
Newsprint (000's tonnes)	54	49	(5)
Total	93	91	(2)

Benchmark Prices
16 pt. Coated bleached board (US $ per short ton)	1,155	1,163	8
Newsprint - 48.8 gram East Coast
(US $ per tonne)	605	605	-

The Paper segment generated negative adjusted EBITDA of $1 million on sales of $84 million for the quarter ended March 2014, compared to adjusted EBITDA of $7 million on sales of $80 million in the prior quarter. Higher prices and shipments for coated bleached board, partially offset by lower newsprint shipments led to the $4 million increase in sales.

The coated bleached board market improved slightly. The shipment to capacity ratio was 94% compared to 87% in the prior quarter. The US $ benchmark price for coated bleached board increased by US $8 per short ton. Currency was positive as the Canadian dollar averaged US $0.907, a 4.7% decrease from US $0.952 in the prior quarter. Overall, average selling prices for coated bleached board improved by $89 per tonne quarter-over-quarter, increasing adjusted EBITDA by $4 million. Bleached board manufacturing costs increased by $3 million, primarily for fibre and energy. The newsprint market remained weak with continued decreases in North American demand. The shipment to capacity ratio was 81% compared to 89% in the prior quarter. The US $ benchmark price for newsprint was unchanged at US $605 per tonne. However, the average US $ price realizations declined by US $19 per tonne. The weaker Canadian dollar offset this decrease and newsprint pricing remained relatively unchanged from the prior quarter. The cold weather experienced in North America in February and March 2014 led to a shortage of natural gas and indirectly impacted the cost of electricity in the Province of Ontario. To partially mitigate the impact, the Kapuskasing newsprint mill took six days of unplanned downtime in the quarter. The overall impact was an $8 million increase in manufacturing costs, including $7 million for energy.

The Paper segment generated an operating loss of $2 million, compared to operating earnings of $6 million in the prior quarter. The previously noted decrease in adjusted EBITDA led to the decline in operating earnings.

MARCH 2014 QUARTER VS DECEMBER 2013 QUARTER

SEGMENT RESULTS – CORPORATE

	December	March
	2013	2014
Financial ($ millions)
General and administrative expenses	6	5
Share-based compensation	1	(1)
Other items:
Custodial - idled facilities	3	-
Gain on sale of BC lands	(20)	-
Reorganization - severance costs	3	-
Gain on sale of Chetwynd pulp mill	-	(1)
Loss on termination of BC defined benefit pension plan	-	7
Operating expenses	(7)	10

The Company recorded a $1 million credit for share-based compensation in the current quarter as compared to a $1 million expense in the prior quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plans consists of normal periodic variation in the number of units based on anticipated or normal vesting and the change in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs were negligible in the most recent quarter compared to $3 million in the prior quarter.

In September 2013, the Company launched its BC Land Sales Initiative. The Company has set an objective of realizing up to $75 million in land sales by December 2014. During the December 2013 quarter, the Company closed the first two BC land sales transactions for total proceeds of $23 million and recorded a gain of $20 million. The remaining BC lands have been classified as assets held for sale.

During the December 2013 quarter, the Company reorganized certain functions and roles and recorded a charge of $3 million relating to severance costs associated with personnel reductions.

In March 2014, the Company completed the sale of the Chetwynd, BC, high-yield pulp mill for a nominal amount. The sale generated a $1 million gain as the buyer assumed certain liabilities associated with the facility.

During the March 2014 quarter, the Company terminated its BC defined benefit pension plan and recorded a charge of $7 million. The Company entered into an agreement with an insurance company to settle a $55 million pension obligation for an amount of $62 million, which was equivalent to the amount of plan assets held in trust at the time of the settlement.

MARCH 2014 QUARTER VS DECEMBER 2013 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	December	March
	2013	2014
Interest on debt	11	12
Capitalized interest	(4)	(3)
Foreign exchange items	-	(1)
Employee future benefits	1	1
Bank charges and other	1	-
	9	9

The interest expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. Capitalized interest relates primarily to the large capital project currently under construction at the Temiscaming, QC, specialty cellulose mill. Foreign exchange items are primarily caused by gains or losses on the translation of US $ net monetary assets. The charge for employee future benefits relates to interest accretion on net unfunded obligations.

TRANSLATION OF FOREIGN DEBT

During the March 2014 quarter, the Company recorded a loss of $11 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.934 to US $0.904.

During the December 2013 quarter, the Company recorded a loss of $12 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.971 to US $0.934.

INCOME TAXES

The following table reconciles the anticipated income tax expense/recovery based on the statutory rate to the actual income tax expense/recovery:

	$ millions
	December	March
	2013	2014
Net loss before income taxes	(2)	(17)
Anticipated income tax recovery	(1)	(4)

Increase (decrease):
Difference in statutory rates	1	1
Recognition of previously unrecognized tax asset	(6)	-
Unrecognized tax asset arising from current period losses	-	12
Permanent differences and other tax adjustments	2	2
Income tax expense (recovery)	(4)	11

MARCH 2014 QUARTER VS DECEMBER 2013 QUARTER

During the March 2014 quarter, the Company recorded an income tax expense of $11 million on a loss before income taxes of $17 million. The income tax expense reflected a $15 million unfavourable variance versus an anticipated income tax recovery of $4 million based on the Company’s effective tax rate of 26.2% . The difference in statutory income tax rates increased the income tax expense by $1 million. This was caused by the higher corporate tax rate applicable to the Company’s French operations. During the March 2014 quarter, the income tax expense was increased by $12 million as the result of the non-recognition of tax assets relating to the Canadian operations based on the financial results for the current quarter. The Company currently has a significant balance of unrecognized tax assets relating to its Canadian operations since it has not been determined that the future realization of these assets is probable. Permanent differences and other tax adjustments increased the income tax expense by $2 million.

During the December 2013 quarter, the Company recorded an income tax recovery of $4 million on a loss before income taxes of $2 million. The income tax recovery reflected a $3 million favourable variance versus an anticipated income tax recovery of $1 million based on the Company’s effective tax rate of 26.2% . The difference in statutory income tax rates reduced the income tax recovery by $1 million. This was caused by the higher corporate tax rate applicable to the Company’s French operations. During the December 2013 quarter, the income tax recovery was increased by $6 million as the result of the recognition of previously unrecognized tax assets relating to the Canadian operations based on the financial results for the December 2013 quarter. The Company currently has a significant balance of unrecognized tax assets relating to its Canadian operations since it has not been determined that the future realization of these assets is probable. Permanent differences and other tax adjustments decreased the income tax recovery by $2 million.

NET EARNINGS (LOSS)

The Company generated a net loss of $28 million or $0.28 per share for the quarter ended March 29, 2014. This compares to net earnings of $2 million or $0.02 per share for the quarter ended December 28, 2013. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	December 2013		March 2014
	$ millions	$ per share	$ millions	$ per share
Net earnings (loss) as reported - in accordance with IFRS	2	0.02	(28)	(0.28)
Specific items (after-tax):
Loss on translation of foreign debt	11	0.11	9	0.09
Gain on sale of BC lands	(15)	(0.15)	-	-
Reorganization - severance costs	2	0.02	-	-
Gain on sale of Chetwynd pulp mill	-	-	(1)	(0.01)
BC defined benefit pension plan termination	-	-	5	0.05
Costs for permanently idled facilities	2	0.02	-	-
Unrecognized deferred tax on above items	(2)	(0.02)	3	0.03
Net loss excluding specific items - not in accordance with IFRS	-	-	(12)	(0.12)

MARCH 2014 QUARTER VS DECEMBER 2013 QUARTER

COMPREHENSIVE EARNINGS (LOSS)

The following table summarizes the impact of items affecting the reported total comprehensive earnings (loss) during the last two quarters:

	$ millions
	December	March
	2013	2014
Net earnings (loss)	2	(28)
Employee future benefit gain (loss)	29	(20)
Income tax recovery (expense)	(7)	5
Foreign currency translation gain on foreign operations	11	7
Total comprehensive earnings (loss)	35	(36)

During the March 2014 quarter, the Company recognized a loss of $20 million relating to the increase of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations decreased from 4.70% to 4.34%, thereby increasing estimated future obligations by $38 million. The adoption of revised mortality projections further increased the estimated present value of future obligations by $14 million. The return on plan assets exceeded the expected return, providing a partial offset of $32 million to the above items.

During the December 2013 quarter, the Company recognized a gain of $29 million relating to the reduction of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations increased from 4.60% to 4.70%, thereby reducing estimated future obligations by $11 million. The return on plan assets exceeded the projected return, decreasing estimated future obligations by $18 million.

Comprehensive items include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by changes in the end of period exchange rates. During the March 2014 quarter, the currency translation of the French operations generated a gain of $7 million. During the December 2013 quarter, the currency translation of the French operations generated a gain of $11 million.

MARCH 2014 QUARTER VS MARCH 2013 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	March	March	Total	Price	Volume & Mix
	2013	2014	Variance	Variance	Variance
Forest Products	104	112	8	2	6
Specialty Cellulose Pulp	120	128	8	5	3
Paper Pulp	122	62	(60)	7	(67)
Paper	87	84	(3)	7	(10)
Corporate	2	4	2	-	2
	435	390	(45)	21	(66)
Less: Intersegment Sales	(28)	(28)	-
Sales	407	362	(45)

Sales decreased by $45 million from the same quarter a year ago. Currency was a positive factor as the Canadian dollar averaged US $0.907, an 8.5% decrease from US $0.991 in the year ago quarter. Forest Products segment sales increased by $8 million as a result of higher shipments and prices. Specialty Cellulose Pulp segment sales increased by $8 million due to higher shipments and prices. Paper Pulp segment sales declined by $60 million due to lower shipments. Paper segment sales decreased by $3 million due to lower shipments, partially offset by higher prices.

ADJUSTED EBITDA
$ millions	March	March	Total	Price	Cost & Volume
	2013	2014	Variance	Variance	Variance
Forest Products	7	3	(4)	2	(6)
Specialty Cellulose Pulp	14	18	4	5	(1)
Paper Pulp	4	2	(2)	7	(9)
Paper	5	(1)	(6)	7	(13)
Corporate	(6)	(4)	2	-	2
	24	18	(6)	21	(27)

Adjusted EBITDA declined by $6 million from the prior year quarter. Forest Products segment adjusted EBITDA declined by $4 million from the prior year quarter due to higher costs, partially offset by higher selling prices. Specialty Cellulose Pulp segment adjusted EBITDA increased by $4 million due to higher prices. Paper Pulp segment adjusted EBITDA decreased by $2 million due to higher costs, partially offset by higher prices. Paper segment adjusted EBITDA decreased by $6 million due to higher costs, partially offset by higher prices.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	March	March	Total	EBITDA	Depreciation	Other Items
	2013	2014	Variance	Variance	Variance	Variance
Forest Products	5	1	(4)	(4)	-	-
Specialty Cellulose Pulp	11	15	4	4	-	-
Paper Pulp	(21)	(1)	20	(2)	-	22
Paper	4	(2)	(6)	(6)	-	-
Corporate	(8)	(10)	(2)	2	-	(4)
	(9)	3	12	(6)	-	18

The Company generated operating earnings of $3 million compared to an operating loss of $9 million in the same quarter a year ago. The improvement in operating results is due primarily to a favourable variance in other items, which more than offset the decrease in adjusted EBITDA. In the prior year quarter, the Company absorbed a $22 million impairment charge related to the Skookumchuck, NBSK pulp mill.

MARCH 2014 QUARTER VS MARCH 2013 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	March	March
	2013	2014	Variance
Financial ($ millions)
Sales (1)	104	112	8

Freight and other deductions	10	11	(1)
Lumber export taxes	-	(1)	1
Cost of sales	84	96	(12)
SG&A	3	3	-
Adjusted EBITDA	7	3	(4)

Depreciation and amortization	2	2	-
Operating earnings	5	1	(4)

Shipments
SPF lumber (mmbf)	171	177	6

Benchmark Prices
KD #2 & better delivered G.L. (US $ per mbf)	484	457	(27)
KD stud delivered G.L. (US $ per mbf)	426	393	(33)
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated adjusted EBITDA of $3 million on sales of $112 million. This compares to adjusted EBITDA of $7 million on sales of $104 million in the comparable quarter of the prior year. Higher shipments and selling prices of lumber generated the $8 million increase in sales.

Demand for SPF lumber was stable with shipments equal to 83% of capacity, as compared to 76% in the year ago quarter. US $ benchmark prices for random lumber decreased by US $27 per mbf while the benchmark price for stud lumber was down US $33 per mbf. Currency more than offset the decline in US $ prices as the Canadian dollar averaged US $0.907, an 8.5% decline from US $0.991 in the prior year quarter. As a result, the average selling price of SPF lumber increased by $6 per mbf, increasing adjusted EBITDA by $1 million. Costs increased by $5 million. Fibre costs accounted for $4 million of the increase.

During the March 2014 quarter, the Company recorded a credit of $1 million related to lumber export taxes as compared to a nil charge in the prior year quarter. During the most recent quarter, an arbitration ruling reduced the export tax payable by Ontario and Quebec producers. The ruling applied retroactively to shipments since October 13, 2013. The reversal of the December 2013 quarter export taxes resulted in the $1 million recovery recognized in the current quarter. At current price levels, the Company will not incur export taxes on lumber shipped to the U.S.

The Forest Products segment generated operating earnings of $1 million, as compared to operating earnings of $5 million in the prior year quarter. The previously noted decrease in adjusted EBITDA led to the decline in operating results.

MARCH 2014 QUARTER VS MARCH 2013 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE PULP

	March	March
	2013	2014	Variance
Financial ($ millions)
Sales - Pulp	95	101	6
Sales - Chemicals	25	27	2
	120	128	8

Freight and other deductions	9	11	(2)
Cost of sales	92	94	(2)
SG&A	5	5	-
Adjusted EBITDA	14	18	4

Depreciation and amortization	3	3	-
Operating earnings	11	15	4

Shipments
Specialty grades (000's tonnes)	47	49	2
Viscose grades (000's tonnes)	15	14	(1)
	62	63	1

Average prices
Specialty grades (C $ per tonne)	1,708	1,802	94
Viscose grades (C $ per tonne)	941	924	(17)

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $18 million on sales of $128 million. This compares to adjusted EBITDA of $14 million on sales of $120 million in the year ago quarter. The $6 million increase in pulp sales was due to higher shipments and prices for specialty grades.

Demand for specialty grades was comparable with the prior year quarter, while US dollar and euro prices declined. The $94 per tonne improvement in Canadian dollar prices was largely due to currency as the Canadian dollar weakened by 8.5% versus the US dollar and 13.5% versus the euro. The significant decline in viscose grade US $ prices was also largely offset by the weaker Canadian dollar. The viscose market remains oversupplied and prices are relatively low. Overall, pulp pricing improved, increasing adjusted EBITDA by $4 million. Shipments were equal to 81% of capacity as compared to 80% in the prior year quarter. Cost of sales were relatively unchanged quarter-over-quarter.

The Specialty Cellulose Pulp segment generated operating earnings of $15 million compared to operating earnings of $11 million in the comparable quarter of the prior year. The previously noted increase in adjusted EBITDA led to the higher operating earnings.

MARCH 2014 QUARTER VS MARCH 2013 QUARTER

SEGMENT RESULTS – PAPER PULP

	March	March
	2013	2014	Variance
Financial ($ millions)
Sales (1)	122	62	(60)

Freight and other deductions	24	11	13
Cost of sales	92	47	45
SG&A	2	2	-
Adjusted EBITDA	4	2	(2)

Depreciation and amortization	3	3	-
Other item - impairment of Skookumchuck pulp mill	22	-	22
Operating loss	(21)	(1)	20

Shipments
NBSK pulp (000's tonnes)	75	-	(75)
High-yield pulp (000's tonnes)	113	85	(28)
Internal (000's tonnes)	16	14	(2)
Total	204	99	(105)

Benchmark Prices
BEK - delivered China (US $ per tonne)	677	637	(40)
(1) Includes intersegment sales eliminated on consolidation

The Paper Pulp segment generated adjusted EBITDA of $2 million on sales of $62 million. This compares to adjusted EBITDA of $4 million on sales of $122 million in the year ago quarter. The $60 million decrease in sales was caused by lower shipments. In May 2013, the Company completed the sale of its remaining NBSK pulp mill located in Skookumchuck, BC. During the prior year quarter, the pulp mill had shipped 74,900 tonnes and had recorded sales of $50 million. Lower shipments of high-yield pulp accounted for the balance of the decline.

Market conditions for paper pulp were similar to those of the year ago quarter. Pulp shipments were equal to 70% of capacity as compared to 98% in the year ago quarter. Export shipments in the most recent quarter were negatively impacted by winter storms that led to delays and congestion at several East Coast ports normally utilized by the Company. It is anticipated that the shortfall will be made up in the June 2014 quarter. The benchmark price for BEK decreased by US $40 per tonne. However, this decline did not affect high-yield pulp prices in the quarter. Currency was a positive factor as the Canadian dollar averaged US $0.907, an 8.5% decline from the year ago quarter. Overall, Canadian dollar prices for high-yield pulp improved by $70 per tonne increasing adjusted EBITDA by $7 million. Mill cost of sales increased by $2 million, primarily for fibre. Freight costs also increased by $1 million as the previously noted weather issues led to alternate shipping and logistics arrangements. The sale of the Skookumchuck NBSK pulp mill impacted comparative operating results. In the prior year quarter, the pulp mill had generated EBITDA of $6 million.

The Paper Pulp segment generated an operating loss of $1 million compared to an operating loss of $21 million in the comparable quarter of the prior year. The year ago quarter had absorbed an impairment charge of $22 million related to the Skookumchuck, NBSK pulp mill.

MARCH 2014 QUARTER VS MARCH 2013 QUARTER

SEGMENT RESULTS – PAPER

	March	March
	2013	2014	Variance
Financial ($ millions)
Sales	87	84	(3)

Freight and other deductions	11	11	-
Cost of sales	68	71	(3)
SG&A	3	3	-
Adjusted EBITDA	5	(1)	(6)

Depreciation and amortization	1	1	-
Operating earnings (loss)	4	(2)	(6)

Shipments
Coated bleached board (000's tonnes)	44	42	(2)
Newsprint (000's tonnes)	59	49	(10)
Total	103	91	(12)

Benchmark Prices
16 pt. Coated bleached board (US $ per short ton)	1,090	1,163	73
Newsprint - 48.8 gram East Coast
(US $ per tonne)	615	605	(10)

The Paper segment generated negative adjusted EBITDA of $1 million on sales of $84 million. This compares to adjusted EBITDA of $5 million on sales of $87 million in the same quarter a year ago. The $3 million decline in sales was due to lower shipments of coated bleached board and newsprint, partially offset by higher selling prices.

The coated bleached board market improved year-over-year. The shipments to capacity ratio was 94% compared to 97% in the prior year quarter. The US $ benchmark price for coated bleached board increased by US $73 per short ton. Currency was also a positive as the Canadian dollar averaged US $0.907, an 8.5% decrease from US $0.991 in the year ago quarter. Overall, average selling prices for coated bleached board improved by $118 per tonne, increasing adjusted EBITDA by $5 million. Costs increased by $3 million, primarily for purchased fibre. The newsprint market remained weak with lower North American demand. The shipment to capacity ratio was 81% compared to 99% in the prior year quarter. The US $ benchmark price declined by US $10 per tonne. The Company’s average US $ price realizations declined by US $32 per tonne. The weaker Canadian dollar more than offset this decrease and newsprint prices increased by $16 per tonne over the prior year quarter, increasing adjusted EBITDA by $1 million. The cold weather experienced in North America in February and March 2014 led to a shortage of natural gas and indirectly impacted the cost of electricity in the Province of Ontario. To partially mitigate the impact, the Kapuskasing newsprint mill took six days of unplanned downtime in the quarter. The overall impact increased cost by $8 million, including $6 million for energy.

The Paper segment generated an operating loss of $2 million, compared to operating earnings of $4 million in the prior year quarter. The previously noted decrease in adjusted EBITDA led to the reduction in operating results.

MARCH 2014 QUARTER VS MARCH 2013 QUARTER

SEGMENT RESULTS – CORPORATE

	March	March
	2013	2014
Financial ($ millions)
General and administrative expenses	6	5
Share-based compensation	-	(1)
Other items:
Custodial - idled facilities	2	-
Gain on sale of Chetwynd pulp mill	-	(1)
Loss on termination of BC defined benefit pension plan	-	7
Operating expenses	8	10

The Company recorded a $1 million credit for share-based compensation in the most recent quarter compared to a nil expense in the prior year quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plan consists of normal periodic variation in the number of units based on anticipated or normal vesting and the change in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs were negligible in the most recent quarter compared to $2 million in the comparable period a year ago.

In March 2014, the Company completed the sale of the Chetwynd, BC, high-yield pulp mill for a nominal amount. The sale generated a $1 million gain as the buyer assumed certain liabilities associated with the facility.

During the March 2014 quarter, the Company terminated its BC defined benefit pension plan and recorded a charge of $7 million. The Company entered into an agreement with an insurance company to settle a $55 million pension obligation for an amount of $62 million, which was equivalent to the amount of plan assets held in trust at the time of the settlement.

MARCH 2014 QUARTER VS MARCH 2013 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	March	March
	2013	2014
Interest on debt	10	12
Capitalized interest	(2)	(3)
Foreign exchange items	(1)	(1)
Employee future benefits	2	1
Bank charges and other	1	-
	10	9

There were no significant interest expense variances quarter-over-quarter. The interest expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. The increase in capitalized interest is related to the Temiscaming, QC, specialty cellulose project. Foreign exchange items are primarily caused by gains or losses on the translation of US $ net monetary assets. The charge for employee future benefits relates to interest accretion on net unfunded obligations.

TRANSLATION OF FOREIGN DEBT

During the March 2014 quarter, the Company recorded a loss of $11 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.934 to US $0.904.

During the March 2013 quarter, the Company recorded a loss of $6 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.004 to US $0.984.

INCOME TAXES

The following table reconciles the anticipated income tax expense/recovery based on the statutory rate to the actual income tax expense/recovery:

	$ millions
	March	March
	2013	2014
Net loss before income taxes	(25)	(17)
Anticipated income tax recovery	(6)	(4)

Increase:
Difference in statutory rates	2	1
Unrecognized tax asset arising from current period losses	9	12
Permanent differences and other tax adjustments	1	2
Income tax expense	6	11

MARCH 2014 QUARTER VS MARCH 2013 QUARTER

During the March 2014 quarter, the Company recorded an income tax expense of $11 million on a loss before income taxes of $17 million. The income tax expense reflected a $15 million unfavourable variance versus an anticipated income tax recovery of $4 million based on the Company’s effective tax rate of 26.2% . The difference in statutory income tax rates increased the income tax expense by $1 million. This was caused by the higher corporate tax rate applicable to the Company’s French operations. During the March 2014 quarter, the income tax expense was increased by $12 million as the result of the non-recognition of tax assets relating to the Canadian operations based on the financial results for the current quarter. The Company currently has a significant balance of unrecognized tax assets relating to its Canadian operations since it has not been determined that the future realization of these assets is probable. Permanent differences and other tax adjustments increased the income tax expense by $2 million.

During the March 2013 quarter, the Company recorded an income tax expense of $6 million on a loss before income taxes of $25 million. The income tax expense reflected a $12 million unfavourable variance versus an anticipated income tax recovery of $6 million based on the Company’s effective tax rate of 26.3% . The difference in statutory income tax rates increased the income tax expense by $2 million. This was caused by the higher corporate tax rate applicable to the Company’s French operations. The March 2013 quarter absorbed a $9 million unfavourable variance related to period losses for which no deferred tax asset was recognized. Based on past financial performance, deferred income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable. Permanent differences and other tax adjustments increased the income tax expense by $1 million.

NET LOSS

The Company generated a net loss of $28 million or $0.28 per share for the quarter ended March 29, 2014, compared to a net loss of $31 million or $0.31 per share for the quarter ended March 30, 2013. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	March 2013		March 2014
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(31)	(0.31)	(28)	(0.28)
Specific items (after-tax):
Loss on translation of foreign debt	5	0.05	9	0.09
Impairment - Skookumchuck pulp mill	16	0.16	-	-
Gain on sale of Chetwynd pulp mill	-	-	(1)	(0.01)
BC defined benefit pension plan termination	-	-	5	0.05
Costs for permanently idled facilities	2	0.02	-	-
Unrecognized deferred tax on above items	7	0.07	3	0.03
Net loss excluding specific items - not in accordance with IFRS	(1)	(0.01)	(12)	(0.12)

MARCH 2014 QUARTER VS MARCH 2013 QUARTER

COMPREHENSIVE EARNINGS (LOSS)

The following table summarizes the impact of items affecting the reported total comprehensive earnings (loss) during the March 2014 quarter and the comparable period a year ago:

	$ millions
	March	March
	2013	2014
Net loss	(31)	(28)
Employee future benefit gain (loss)	68	(20)
Income tax recovery	-	5
Foreign currency translation gain (loss) on foreign operations	(2)	7
Total comprehensive earnings (loss)	35	(36)

During the March 2014 quarter, the Company recognized a loss of $20 million relating to the increase of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations decreased from 4.70% to 4.34%, thereby increasing estimated future obligation by $38 million. The adoption of revised mortality projections further increased estimated present value of future obligations by $14 million. The return on plan assets exceeded the expected return by $32 million, which provided a partial offset to the above item.

During the March 2013 quarter, the Company recognized a gain of $68 million relating to the reduction of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations increased from 3.69% to 4.14%, thereby reducing estimated future obligation by $42 million. As well, the actual return on plan assets exceeded the expected return by $26 million.

Comprehensive items include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by changes in the end of period exchange rates. During the March 2014 quarter, the currency translation of the French operations generated a gain of $7 million. In the March 2013 quarter, the currency translation of the French operations generated a loss of $2 million.

SIX MONTHS ENDED MARCH 2014 VS SIX MONTHS ENDED MARCH 2013

CONSOLIDATED SUMMARY

SALES
$ millions	March	March	Total	Price	Volume & Mix
	2013	2014	Variance	Variance	Variance
Forest Products	205	211	6	9	(3)
Specialty Cellulose Pulp	223	254	31	12	19
Paper Pulp	239	135	(104)	14	(118)
Paper	165	164	(1)	7	(8)
Corporate	6	7	1	-	1
	838	771	(67)	42	(109)
Less: Intersegment Sales	(55)	(55)	-
Sales	783	716	(67)

Sales decreased by $67 million from the same period a year ago. Currency was a positive factor as the Canadian dollar averaged US $0.930, a 7.0% decrease from US $1.000 in the year ago period. Forest Products segment sales increased by $6 million as a result of higher selling prices. Specialty Cellulose Pulp segment sales increased by $31 million due to higher shipments and prices. Paper Pulp segment sales declined by $104 million due primarily to lower shipments. Paper segment sales were relatively unchanged as higher prices offset higher costs.

ADJUSTED EBITDA
$ millions	March	March	Total	Price	Cost & Volume
	2013	2014	Variance	Variance	Variance
Forest Products	9	1	(8)	9	(17)
Specialty Cellulose Pulp	32	32	-	12	(12)
Paper Pulp	4	3	(1)	14	(15)
Paper	11	6	(5)	7	(12)
Corporate	(13)	(11)	2	-	2
	43	31	(12)	42	(54)

Adjusted EBITDA declined by $12 million from the prior year period. Forest Products segment adjusted EBITDA declined by $8 million due to higher costs, partially offset by higher selling prices. Specialty Cellulose Pulp segment adjusted EBITDA was unchanged, with higher prices offsetting higher costs. Paper Pulp segment adjusted EBITDA declined by $1 million as higher costs were partially offset by higher prices. Paper segment adjusted EBITDA decreased by $5 million due to higher costs, partially offset by higher prices.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	March	March	Total	EBITDA	Depreciation	Other Items
	2013	2014	Variance	Variance	Variance	Variance
Forest Products	5	(2)	(7)	(8)	1	-
Specialty Cellulose Pulp	26	25	(1)	-	(1)	-
Paper Pulp	(26)	(2)	24	(1)	3	22
Paper	9	4	(5)	(5)	-	-
Corporate	(16)	(3)	13	2	-	11
	(2)	22	24	(12)	3	33

The Company generated operating earnings of $22 million compared to an operating loss of $2 million in the same period a year ago. The improvement in operating results is due primarily to a favourable variance in other items, which more than offset the decrease in adjusted EBITDA. In the most recent six-month period, the Company realized a gain of $20 million from the sale of BC lands. A charge of $7 million was recorded on the termination of the BC defined benefit pension plan. In the prior year period, the Company had absorbed a $22 million charge related to the impairment of the Skookumchuck, NBSK pulp mill.

SIX MONTHS ENDED MARCH 2014 VS SIX MONTHS ENDED MARCH 2013

SEGMENT RESULTS – FOREST PRODUCTS

	March	March
	2013	2014	Variance
Financial ($ millions)
Sales (1)	205	211	6

Freight and other deductions	19	20	(1)
Lumber export taxes	1	-	1
Cost of sales	170	184	(14)
SG&A	6	6	-
Adjusted EBITDA	9	1	(8)

Depreciation and amortization	4	3	1
Operating earnings (loss)	5	(2)	(7)

Shipments
SPF lumber (mmbf)	361	346	(15)

Benchmark Prices
KD #2 & better delivered G.L. (US $ per mbf)	455	460	5
KD stud delivered G.L. (US $ per mbf)	401	385	(16)
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated adjusted EBITDA of $1 million on sales of $211 million. This compares to adjusted EBITDA of $9 million on sales of $205 million in the comparable six-month period of the prior year. Higher selling prices, partially offset by lower lumber shipments, generated the $6 million increase in sales.

Demand for SPF lumber was stable with shipments equal to 81% of capacity, as compared to 80% in the year ago period. US $ benchmark prices for random lumber increased by US $5 per mbf while the benchmark price for stud lumber was down US $16 per mbf. Currency was favourable as the Canadian dollar averaged US $0.930, a 7.0% decline from US $1.000 in the prior year period. As a result, the average selling price of SPF lumber increased by $23 per mbf, increasing adjusted EBITDA by $8 million. Sawmill costs increased by $15 million. Fibre costs accounted for $8 million of the increase.

During the six-month period ended March 2014, the Company did not incur a charge for lumber export taxes on shipments of lumber from its sawmills to the United States, compared to $1 million in the prior year period.

The Forest Products segment generated an operating loss of $2 million, as compared to operating earnings of $5 million in the prior year period. The previously noted decrease in adjusted EBITDA led to the decline in operating results.

SIX MONTHS ENDED MARCH 2014 VS SIX MONTHS ENDED MARCH 2013

SEGMENT RESULTS – SPECIALTY CELLULOSE PULP

	March	March
	2013	2014	Variance
Financial ($ millions)
Sales - Pulp	176	200	24
Sales - Chemicals	47	54	7
	223	254	31

Freight and other deductions	16	21	(5)
Cost of sales	165	191	(26)
SG&A	10	10	-
Adjusted EBITDA	32	32	-

Depreciation and amortization	6	7	(1)
Operating earnings	26	25	(1)

Shipments
Specialty grades (000's tonnes)	94	100	6
Viscose grades (000's tonnes)	19	23	4
	113	123	10

Average prices
Specialty grades (C $ per tonne)	1,682	1,786	104
Viscose grades (C $ per tonne)	956	902	(54)

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $32 million on sales of $254 million. This compares to adjusted EBITDA of $32 million on sales of $223 million in the year ago period. The $24 million increase in pulp sales was due to higher shipments of pulp and higher prices for specialty grades.

Demand for specialty grades was comparable with the prior year period, while US dollar and euro prices weakened. The $104 per tonne improvement in Canadian dollar prices was largely due to currency as the Canadian dollar weakened by 7.0% versus the US dollar and 12.3% versus the euro. The more favourable rate was not enough to completely offset the 12% decline in US $ prices for viscose grade pulp and prices declined by $54 per tonne. The viscose market remains oversupplied and prices remain relatively low. Overall, pulp pricing improved, increasing adjusted EBITDA by $9 million. Shipments were equal to 79% of capacity as compared to 73% in the prior year period. During the most recent six-month period, the Tartas mill absorbed an extended 12-day annual maintenance shutdown. As well, delays in commissioning new equipment installed during the shutdown affected productivity in the period. Overall, the pulp mill produced 12,100 fewer tonnes and costs increased by $11 million as compared to the prior year six-month period.

The Specialty Cellulose Pulp segment generated operating earnings of $25 million compared to operating earnings of $26 million in the comparable six-month period of the prior year.

SIX MONTHS ENDED MARCH 2014 VS SIX MONTHS ENDED MARCH 2013

SEGMENT RESULTS – PAPER PULP

	March	March
	2013	2014	Variance
Financial ($ millions)
Sales (1)	239	135	(104)

Freight and other deductions	47	25	22
Cost of sales	184	104	80
SG&A	4	3	1
Adjusted EBITDA	4	3	(1)

Depreciation and amortization	8	5	3
Other item - impairment of Skookumchuck pulp mill	22	-	22
Operating loss	(26)	(2)	24

Shipments
NBSK pulp (000's tonnes)	131	-	(131)
High-yield pulp (000's tonnes)	247	192	(55)
Internal (000's tonnes)	31	29	(2)
Total	409	221	(188)

Benchmark Prices
BEK - delivered China (US $ per tonne)	652	645	(7)
(1) Includes intersegment sales eliminated on consolidation

The Paper Pulp segment generated adjusted EBITDA of $3 million on sales of $135 million. This compares to adjusted EBITDA of $4 million on sales of $239 million in the year ago period. The $104 million decrease in sales was caused by lower shipments of pulp. The Chetwynd, BC, high-yield pulp mill did not operate during the March 2014 six-month period. In the prior year six-month period, the mill had shipped 14,100 tonnes and had recorded sales of $8 million. In May 2013, the Company completed the sale of its remaining NBSK pulp mill located in Skookumchuck, BC. During the prior year period, the pulp mill had shipped 131,300 tonnes and had recorded sales of $87 million. The balance of the decrease was caused by lower shipments of high-yield pulp.

Market conditions for paper pulp were comparable. Pulp shipments were equal to 78% of capacity as compared to 81% in the prior year six-month period. During the most recent period, export shipments were negatively impacted by winter storms that led to delays and congestion at several East Coast ports normally utilized by the Company. It is anticipated that the short-fall will be made up in the June 2014 quarter. The benchmark price for BEK decreased by US $7 per tonne. However, this decline did not offset high-yield pulp prices, which actually increased by US $18 per tonne over the year ago period. Currency was also a positive factor as the Canadian dollar averaged US $0.930, a 7.0% decline from the year ago period. Overall, Canadian dollar prices for high-yield pulp improved by $63 per tonne increasing adjusted EBITDA by $14 million. Mill level manufacturing costs increased by $3 million primarily for fibre. The sale of the Skookumchuck NBSK pulp mill impacted comparative operating results. In the prior year six-month period, the pulp mill had generated adjusted EBITDA of $11 million.

The Paper Pulp segment generated an operating loss of $2 million compared to an operating loss of $26 million in the comparable six-month period of the prior year. Depreciation expense declined by $3 million as a result of the sale of the Skookumchuck pulp mill. The year ago period had absorbed an impairment charge of $22 million related to the Skookumchuck, NBSK pulp mill.

SIX MONTHS ENDED MARCH 2014 VS SIX MONTHS ENDED MARCH 2013

SEGMENT RESULTS – PAPER

	March	March
	2013	2014	Variance
Financial ($ millions)
Sales	165	164	(1)

Freight and other deductions	22	22	-
Cost of sales	126	131	(5)
SG&A	6	5	1
Adjusted EBITDA	11	6	(5)

Depreciation and amortization	2	2	-
Operating earnings	9	4	(5)

Shipments
Coated bleached board (000's tonnes)	82	81	(1)
Newsprint (000's tonnes)	113	102	(11)
Total	195	183	(12)

Benchmark Prices
16 pt. Coated bleached board (US $ per short ton)	1,100	1,159	59
Newsprint - 48.8 gram East Coast
(US $ per tonne)	628	605	(23)

The Paper segment generated adjusted EBITDA of $6 million on sales of $164 million. This compares to adjusted EBITDA of $11 million on sales of $165 million in the same period a year ago. Sales were relatively unchanged with higher prices offsetting lower shipments.

The coated bleached board market improved year-over-year. The shipments to capacity ratio was 90% compared to 91% in the prior year six-month period. The US $ benchmark price for coated bleached board increased by US $59 per short ton. Currency was also a positive as the Canadian dollar averaged US $0.930, a 7.0% decrease from US $1.000 in the prior year period. Overall, average selling prices for coated bleached board increased by $77 per tonne, increasing adjusted EBITDA by $7 million. Costs increased by $4 million, primarily for fibre and freight. The newsprint market remained weak with lower North American demand. The shipment to capacity ratio was 85% compared to 94% in the first half of the prior fiscal year. The US $ benchmark price declined by US $23 per tonne. The weaker Canadian dollar offset this decrease and newsprint prices remained relatively unchanged. The cold weather experienced in North America in February and March 2014 led to a shortage of natural gas and indirectly impacted the cost of electricity in the Province of Ontario. To partially mitigate the impact, the Kapuskasing newsprint mill took six days of unplanned downtime in the period. The overall impact increased costs by $8 million, including $5 million for energy.

The Paper segment generated operating earnings of $4 million, compared to operating earnings of $9 million in the prior year period. The previously noted decrease in adjusted EBITDA led to the lower operating earnings.

SIX MONTHS ENDED MARCH 2014 VS SIX MONTHS ENDED MARCH 2013

SEGMENT RESULTS – CORPORATE

	March	March
	2013	2014
Financial ($ millions)
General and administrative expenses	12	11
Share-based compensation	1	-
Other items:
Custodial - idled facilities	5	3
Gain on sale of BC office	(2)	-
Gain on sale of BC lands	-	(20)
Reorganization - severance costs	-	3
Gain on sale of Chetwynd pulp mill	-	(1)
Loss on termination of BC defined benefit pension plan	-	7
Operating expenses	16	3

The Company recorded a nil expense for share-based compensation in the most recent six-month period, compared to a charge of $1 million in the comparable period a year ago. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plan consists of normal periodic variation in the number of units based on anticipated or normal vesting and the change in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $3 million in the most recent period compared to $5 million a year ago.

During the prior year period, the Company sold the Cranbrook, BC, office and realized a gain of $2 million.

In September 2013, the Company launched its BC Land Sales Initiative. The Company has set an objective of realizing up to $75 million in land sales by December 2014. During the December 2013 quarter, the Company closed the first two BC land sales transactions for total proceeds of $23 million and recorded a gain of $20 million. The remaining BC lands have been classified as assets held for sale.

During the December 2013 quarter, the Company reorganized certain functions and roles and recorded a charge of $3 million relating to severance costs associated with personnel reductions.

In March 2014, the Company completed the sale of the Chetwynd, BC, high-yield pulp mill for a nominal amount. The sale generated a $1 million gain as the buyer assumed certain liabilities associated with the facility.

During the March 2014 quarter, the Company terminated its BC defined benefit pension plan and recorded a charge of $7 million. The Company entered into an agreement with an insurance company to settle a $55 million pension obligation for an amount of $62 million, which was equivalent to the amount of plan assets held in trust at the time of the settlement.

SIX MONTHS ENDED MARCH 2014 VS SIX MONTHS ENDED MARCH 2013

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	March	March
	2013	2014
Interest on debt	21	23
Capitalized interest	(4)	(7)
Foreign exchange items	(1)	(1)
Employee future benefits	5	2
Bank charges and other	1	1
	22	18

There were no significant interest expense variances. The interest expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. The increase in capitalized interest is related to the Temiscaming, QC, specialty cellulose project. Foreign exchange items are primarily caused by gains or losses on the translation of US $ net monetary assets. The charge for employee future benefits relates to interest accretion on net unfunded obligations.

TRANSLATION OF FOREIGN DEBT

During the six-month period ended March 2014, the Company recorded a loss of $23 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.971 to US $0.904.

During the six-month period ended March 2013, the Company recorded a loss of $10 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.017 to US $0.984.

INCOME TAXES

The following table reconciles the anticipated income tax expense/recovery based on the statutory rate to the actual income tax expense/recovery:

	$ millions
	March	March
	2013	2014
Net loss before income taxes	(34)	(19)

Anticipated income tax recovery	(8)	(5)

Increase:
Difference in statutory rates	4	2
Unrecognized tax asset arising from current period losses	15	6
Permanent differences and other tax adjustments	1	4
Income tax expense	12	7

SIX MONTHS ENDED MARCH 2014 VS SIX MONTHS ENDED MARCH 2013

During the six-month period ended March 2014, the Company recorded an income tax expense of $7 million on a loss before income taxes of $19 million. The income tax expense reflected a $12 million unfavourable variance versus an anticipated income tax recovery of $5 million based on the Company’s effective tax rate of 26.2% . The difference in statutory income tax rates increased the income tax expense by $2 million. This was caused by the higher corporate tax rate applicable to the Company’s French operations. During the six-month period ended March 2014, the income tax expense was increased by $6 million as the result of the non-recognition of tax assets relating to the Canadian operations based on the financial results for the current period. The Company currently has a significant balance of unrecognized tax assets relating to its Canadian operations since it has not been determined that the future realization of these assets is probable. Permanent differences and other tax adjustments increased the tax expense by $4 million.

During the six-month period ended March 2013, the Company recorded an income tax expense of $12 million on a loss before income taxes of $34 million. The income tax expense reflected a $20 million unfavourable variance versus an anticipated income tax recovery of $8 million based on the Company’s effective tax rate of 26.3% . The difference in statutory income tax rates increased the income tax expense by $4 million. This was caused by the higher corporate tax rate applicable to the Company’s French operations. The six-month period ended March 2013 absorbed a $15 million unfavourable variance related to period losses for which no deferred tax asset was recognized. Based on past financial performance, deferred income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable. Permanent differences and other tax adjustments increased the tax expense by $1 million.

NET LOSS

The Company generated a net loss of $26 million or $0.26 per share for the six-month period ended March 29, 2014, compared to a net loss of $46 million or $0.46 per share for the six-month period ended March 30, 2013. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	March 2013		March 2014
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(46)	(0.46)	(26)	(0.26)
Specific items (after-tax):
Loss on translation of foreign debt	9	0.09	20	0.20
Impairment - Skookumchuck pulp mill	16	0.16	-	-
Gain on sale of BC office	(1)	(0.01)	-	-
Gain on sale of BC lands	-	-	(15)	(0.15)
Reorganization - severance costs	-	-	3	0.03
Gain on sale of Chetwynd pulp mill	-	-	(1)	(0.01)
BC defined benefit pension plan termination	-	-	5	0.05
Costs for permanently idled facilities	4	0.04	2	0.02
Unrecognized deferred tax on above items	8	0.08	1	0.01
Net loss excluding specific items - not in accordance with IFRS	(10)	(0.10)	(11)	(0.11)

SIX MONTHS ENDED MARCH 2014 VS SIX MONTHS ENDED MARCH 2013

COMPREHENSIVE EARNINGS (LOSS)

The following table summarizes the impact of items affecting the reported total comprehensive earnings (loss) during the six-month period ended March 2014 and the comparable period a year ago:

	$ millions
	March	March
	2013	2014
Net loss	(46)	(26)
Employee future benefit gain	73	9
Income tax expense	-	(2)
Foreign currency translation gain on foreign operations	4	18
Total comprehensive earnings (loss)	31	(1)

During the six-month period ended March 2014, the Company recognized a gain of $9 million relating to the reduction of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations decreased from 4.60% to 4.34%, thereby increasing estimated future obligation by $27 million. The adoption of revised mortality projections further increased the estimated present value of future obligations by $14 million. The return on plan assets exceeded the expected return by $50 million, more than offsetting the two previously noted items.

During the six-month period ended March 2013, the Company recognized a gain of $73 million relating to the reduction of the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations increased from 3.69% to 4.14%, thereby reducing estimated future obligation by $42 million. As well, the actual return on plan assets exceeded the expected return by $31 million.

Comprehensive items include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by changes in the end of period exchange rates. During the six-month period ended March 2014, the currency translation of the French operations generated a gain of $17 million and the currency translation of U.S. operations generated a gain of $1 million. In the prior year period, the currency translation of the French operations generated a gain of $5 million. The currency translation of the U.S. operations generated a loss of $1 million.

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)
	Jun 12 (1)	Sept 12 (1)	Dec 12	Mar 13	Jun 13	Sept 13	Dec 13	Mar 14
Sales	415	443	376	407	399	352	354	362
Adjusted EBITDA	27	23	19	24	30	24	13	18
Depreciation and amortization	11	13	11	9	9	11	8	9
Other items	2	51	1	24	3	1	(14)	6
Operating earnings (loss)	14	(41)	7	(9)	18	12	19	3
Net earnings (loss)	(5)	(47)	(15)	(31)	(7)	14	2	(28)
Basic and fully diluted net earnings (loss) per share ($)	(0.05)	(0.47)	(0.15)	(0.31)	(0.07)	0.14	0.02	(0.28)
Comprehensive earnings (loss)	(10)	(86)	(4)	35	35	50	35	(36)
(1) Not restated for IAS 19

FINANCIAL POSITION

	($ millions)
	Fiscal 2013				Fiscal 2014
	Dec 12	Mar 13	Jun 13	Sept 13	Dec 13	Mar 14	Jun 14	Sept 14
Cash flow from operations before working capital changes	(1)	11	16	10	1	(5)	-	-
Less:
Additions to property, plant and equipment	34	26	30	47	34	42	-	-
Interest on debt	11	10	11	10	11	12	-	-
Free cash flow (negative)	(46)	(25)	(25)	(47)	(44)	(59)	-	-

Cash Flow – Operations

Cash flow from operations before working capital changes for the first six months of fiscal 2014 was negative $4 million, compared to positive $10 million in the comparable period of the prior year. After allowing for capital expenditures of $76 million and interest on debt of $23 million, free cash flow for the first six months of fiscal 2014 was negative $103 million compared to negative $71 million in the prior year period. During the most recent period, non-cash working capital items used $33 million as compared to $30 million in the comparable period a year ago. The seasonal increase in forest products inventory used $48 million in the first half of fiscal 2014 as compared to a $34 million increase in the comparative period of the prior year. The current year period also saw a $21 million increase in paper pulp inventories as unusually harsh weather delayed export shipments.

Capital Expenditures

During the first six months of fiscal 2014, capital expenditures totalled $76 million, as compared to $60 million in the comparable period of the prior year. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its facilities. The higher level of capital expenditures relates to one relatively large capital project. In March 2012, the Company announced a major capital investment to upgrade its specialty cellulose mill in Temiscaming, Quebec. The project involves the replacement of three low-pressure boilers with a single new high-pressure boiler designed to burn waste sulphite liquor generated by the specialty cellulose manufacturing process. The project also includes the installation of a new 50-megawatt electrical turbine. The total estimated cost of the project is currently $235 million. During the first six months of fiscal 2014, $64 million was spent on the project, bringing total cumulative project expenditures to $201 million.

FINANCIAL POSITION

The completion of the boiler portion of the project is scheduled for May 2014 and the start-up of the turbine should occur in October 2014. The Company anticipates that the Temiscaming specialty cellulose project will improve annual adjusted EBITDA by approximately $48 million. The improvement will include approximately $28 million of incremental electricity revenues, $7 million of operating and maintenance cost reduction and $13 million of productivity and margin enhancements associated with the production increase of 15,000 tonnes of specialty pulp per year.

The following table summarizes capital expenditures by segment:

Six months ended	March	March
$ millions	2013	2014
Forest Products	2	3
Specialty Cellulose Pulp - Cogen project	35	64
Specialty Cellulose Pulp - Other	13	6
Paper Pulp	6	2
Paper	3	1
Corporate	1	-
	60	76

Liquidity

The Company has set an objective of maintaining a minimum liquidity of $135 million to $150 million. At the end of March 2014, the Company had total cash, including restricted cash, of $31 million plus unused operating lines of $38 million, for total liquidity of $69 million. At September 2013, the date of the last audited financial statements, the Company had net cash of $74 million and unused operating lines of $35 million, for total liquidity of $109 million.

The Company is actively pursuing its BC Land Sales Initiative as well as options to increase liquidity. The Company has recently entered into an agreement to sell additional parcels for cash proceeds of $35 million. The transaction is conditional on the purchaser obtaining adequate financing. There can be no assurance that the transaction will be consummated. The Company is also pursuing other alternatives to enhance liquidity including, but not limited to, the potential sale of other assets, the refinancing of existing indebtedness and other capital market initiatives. There can be no assurance that the Company will be successful in its efforts. The Company’s liquidity is also dependent on generating a sufficient amount of adjusted EBITDA and cash flow from operations. These can be significantly impacted by changes to the relative value of the Canadian dollar, product selling prices and the cost of inputs utilized in manufacturing processes. Based on existing liquidity, current initiatives to obtain additional liquidity and anticipated future operating cash flow, the Company believes that it will be able to adequately fund its operations and meet its future obligations as they become due. This determination could be impacted by economic, financial, competitive, legislative and regulatory factors, as well as other events, that are beyond the Company’s control.

The Company has entered into two secured term loan facilities totalling $133 million to fund a portion of the $235 million Temiscaming Cogen project. As at March 2014, the Company had utilized $100 million on the Cogen project debt. There remained $33 million available. There remains an amount of $34 million to be spent over the next three quarters to complete the Temiscaming Cogen project. During this period, the Company’s liquidity will likely remain below its stated objective.

The following table summarizes operating line availability and utilization:

Operating Lines
$ millions	September	December	March
	2013	2013	2014
Borrowing base	168	186	200
Less: availability reserve	(20)	(20)	(28)
Net availability	148	166	172

Outstanding letters of credit	(56)	(57)	(53)
Amount drawn	(57)	(61)	(81)
Unused amount	35	48	38

FINANCIAL POSITION

In March 2011, the Company entered into a five-year $200 million ABL (asset-based loan) facility expiring in March 2016. In March 2013, the Company disclosed that it had reached an agreement with existing ABL lenders to amend and extend the facility. The maturity date was extended by one year and is now set to expire in March 2017. The Company also negotiated a reduction of the aggregate revolving loan commitment from $200 million to $175 million and related adjustments to certain thresholds due to a reduction in the number of mills it operates. The ABL has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The facility is subject to a permanent availability reserve of $15 million. This amount is increased to $25 million if the Company’s trailing 12-month adjusted EBITDA falls below $60 million. There is also a variable reserve, which totalled $13 million at the end of the March 2014 quarter.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements.

Long-term debt

	Fiscal 2013				Fiscal 2014
	Dec 12	Mar 13	Jun 13	Sept 13	Dec 13	Mar 14	Jun 14	Sept 14
Net debt / total capitalization	50%	55%	52%	52%	55%	59%	-	-
Adjusted EBITDA / interest on indebtedness (times)	1.9	2.4	3.0	2.4	1.3	1.6	-	-

The Company’s long-term objective is to maintain the net debt to total capitalization ratio at 40% or less. A strong balance sheet provides the Company with the ability to access capital markets at favourable rates. The net debt to total capitalization ratio of the Company was 59% as at March 2014, as compared to 52% at the end of the prior fiscal year. The increase is due primarily to increased debt levels to finance the previously noted Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

In March 2012, the Company entered into a $75 million term loan facility to assist with the financing of the previously mentioned Temiscaming, Quebec, specialty cellulose project. The interest rate on the facility is 5.5% . The loan has a 15½ -year term consisting of a 42-month construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan is secured by a second ranking charge on the project assets. The Company has also granted the lender a five-year option starting on the first loan disbursement date to acquire 3 million common shares of Tembec at a price of $7 per share. This option expires on August 30, 2017. As at the end of March 2014, the Company had drawn $60 million of the $75 million available. During the September 2013 quarter, the Company negotiated an additional tranche of project financing, effectively increasing the total funding from the lender to $93 million. This new $18 million tranche is also secured by a second ranking charge on project assets and the interest rate remains at 5.5% . This second tranche is repayable in 48 equal monthly instalments beginning in April 2016. In connection with the additional funding, the Company granted the lender a five-year option to acquire 712,000 common shares of Tembec at a price of $3.783 per share. It will vest on the first loan disbursement date of the second $18 million tranche, which cannot occur until the Company has drawn the entire $75 million of the first tranche. This option expires on December 11, 2018.

FINANCIAL POSITION

In June 2012, the Company entered into a $30 million term loan facility to assist with the financing of the previously noted specialty cellulose project in Temiscaming, Quebec. The interest rate on this loan is the greater of 6.35% and the yield on equivalent terms Government of Canada bonds plus 4.25% at the date the funds are advanced. The loan is secured by a first ranking charge on the project assets. In July 2012, the Company received $20 million representing the first advance under the facility. The interest rate on this advance was set at 6.35% . During the September 2013 quarter, the Company increased the size of the facility to $40 million. As part of the loan amendment, the terms of the remaining $10 million to be drawn on the original facility were amended to correspond to those of the new $10 million in funding. The initial $20 million drawn in July 2012 is repayable in blended monthly instalments over an eight-year period beginning in July 2014, with a “balloon” payment of $12 million to be repaid in July 2022. During the December 2013 quarter, the Company received the remaining $20 million on the facility. This second tranche bears interest at a rate of 6.86% and is repayable in blended monthly instalments over a period of eight years beginning in November 2014, with a “balloon” payment of $12 million to be repaid in October 2022. Of the total $40 million drawn on the facility, the Company does not currently have access to $5 million, which is being held in reserve pending the attainment of certain milestones related to the specialty cellulose project. The amount is shown as restricted cash on the consolidated balance sheet. The Company anticipates that the funds will become available in the June 2014 quarter.

Credit Ratings

Moody’s Investors Service (Moody’s) has assigned a B3 rating to the senior secured notes and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) has assigned a CCC+ rating to the senior secured notes as well as the Company’s corporate credit rating. Moody’s has a “negative” outlook with respect to its rating. S&P has a “positive” outlook with respect to its rating.

CAPITAL STOCK INFORMATION

As at April 28, 2014, issued and outstanding capital shares consisted of 100,000,000 common shares (100,000,000 as at September 28, 2013). During the December 2012 quarter, the Company granted a lender a five-year option to acquire 3 million common shares at a price of $7 per share. The option expires on August 30, 2017. During the December 2013 quarter, the Company granted the same lender a five-year option to acquire 712,000 common shares at a price of $3.783 per share. The option expires on December 11, 2018.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended March 29, 2014, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

SUBSEQUENT EVENT

On April 25, 2014, the Company announced the conditional sale of 49,500 hectares of land in BC for a price of $35 million. The Company would also be entitled to additional payments of at least $2 million. The closing of the sale is conditional on the purchaser obtaining adequate financing. There can be no assurance that the transaction will be consummated.

The transaction is part of the previously announced BC Land Sale Initiative. The Company has set an objective of realizing up to $75 million in land sales by December 2014. To date, the Company has realized a total of $23 million. Assuming that the aforementioned transactions closed as contemplated, total land sales will have reached $60 million, including the $2 million of deferred payments. The Company owns a further 7,433 hectares of lands in British Columbia for which it actively continues to solicit potential buyers. Based on transactions to date, the Company is reducing its objective and now expects to realize up to $70 million in land sales by December 2014. There can be no assurance that the Company will attain the stated objective or that it will do so within the specified time period.

OUTLOOK

Overall, the March 2014 quarterly results were lower than anticipated. The relatively harsh winter conditions experienced in Eastern Canada and the U.S. Northeast led to higher energy costs, reduced productivity at certain facilities and delays in offshore shipments. The combined effect reduced quarterly adjusted EBITDA and operating earnings by approximately $10 million. The weaker Canadian dollar provided a partial offset. The Specialty Cellulose segment results improved by $4 million due to lower costs at the Tartas mill. The annual maintenance outage combined with a difficult start-up of a new bleaching tower led to increased costs in the prior quarter. The decrease in euro and US dollar specialty grade prices occurred in January, as previously disclosed. However, the weaker Canadian dollar largely offset the negative impact on specialty cellulose sales. Currency also generated the improvement in viscose grade prices. This market remains oversupplied and US dollar prices are relatively low. The Specialty Cellulose segment should generate similar results in the June 2014 quarter. The improved results in the Forest Products segment were also currency driven as the lumber markets went “sideways” and US dollar prices were similar quarter-over-quarter. Stud lumber prices continued to lag random length lumber prices by a considerable margin. Improved demand and prices are anticipated in the June 2014 quarter. The summer months are also lower cost periods for the sawmills. The Paper Pulp segment results saw a small improvement, with higher prices partially offset by lower shipments due to weather related issues. The Company anticipates that it will make up most of the shipment shortfall in the June 2014 quarter. The Paper segment performance was the most negatively impacted by weather related issues and posted its lowest quarterly results in nearly five years. The cold weather led to natural gas shortages and higher prices. This in turn led to very high electricity prices in the Province of Ontario, significantly increasing costs at the Kapuskasing newsprint facility. A return to profitability is anticipated in the June 2014 quarter as energy costs decline with the warmer weather.

The Company continues with its capital expenditure program, with a strong emphasis on its two specialty cellulose mills. The cornerstone of the program is the high-pressure boiler and turbine currently under construction at the Temiscaming, Quebec, site. The project will materially improve the mill’s cost structure and margins. Of the total forecast cost of $235 million, $201 million has been spent on the Temiscaming specialty cellulose project to the end of the March 2014 quarter. In September 2013, the Company launched its BC Lands Sale Initiative. The Company closed the first two lands sales transactions for total proceeds of $23 million in the December 2013 quarter. The Company recently announced the conditional sale of additional parcels for proceeds of $35 million and a further $2 million in future payments. The sale is conditional on the purchaser obtaining adequate financing. The objective is to realize up to $70 million in land sales by December 2014 and considerable effort will be deployed over the next few quarters to attain this objective.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2013				Fiscal 2014
		Dec 12	Mar 13	Jun 13	Sep 13	Dec 13	Mar 14	Jun 14	Sep 14
Shares outstanding - end of quarter (millions)		100	100	100	100	100	100	-	-
Book value per share ($)		0.99	1.34	1.69	2.19	2.54	2.18	-	-
Foreign exchange:
1 C $ = US $	- average	1.009	0.991	0.977	0.963	0.952	0.907	-	-
	- period end	1.004	0.984	0.951	0.971	0.934	0.904	-	-

1 euro = US $	- average	1.297	1.319	1.307	1.326	1.360	1.371	-	-
	- period end	1.322	1.282	1.302	1.353	1.374	1.375	-	-

1 euro = C $	- average	1.286	1.332	1.337	1.377	1.429	1.512	-	-
	- period end	1.317	1.302	1.369	1.393	1.471	1.521	-	-

DEFINITIONS – NON-IFRS FINANCIAL MEASURES

The following summarizes non-IFRS financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

Adjusted EBITDA refers to earnings before interest, income taxes, depreciation, amortization and other items. Since the Company excludes “other items” such as gains and losses on significant asset disposals, restructuring charges and custodial costs for permanently idled facilities, it differs from EBITDA. Adjusted EBITDA does not have any standardized meaning according to IFRS. The Company defines adjusted EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other items. The Company considers adjusted EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable financial measure is operating earnings or loss. The following table is a reconciliation of quarterly operating earnings to the Company’s definition of adjusted EBITDA:

	$ millions
	Fiscal 2013				Fiscal 2014
	Dec 12	Mar 13	Jun 13	Sep 13	Dec 13	Mar 14	Jun 14	Sep 14
Operating earnings (loss)	7	(9)	18	12	19	3	-	-
Depreciation and amortization	11	9	9	11	8	9	-	-
Other items	1	24	3	1	(14)	6	-	-
Adjusted EBITDA	19	24	30	24	13	18	-	-

Free cash flow refers to cash provided by operating activities before changes in non-cash working capital balances less interest expense and capital expenditures. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash, restricted cash and cash equivalents.

Total capitalization refers to net debt plus deferred tax liabilities, employee future benefit liabilities, provisions, other long-term liabilities, and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

	$ millions
	Fiscal 2013						Fiscal 2014
	Dec 12	(1)	Mar 13	(1)	Jun 13	Sep 13	Dec 13	Mar 14	Jun 14	Sep 14
Long-term debt	348		353		365	369	414	430	-	-
Net unamortized financing costs	16		16		17	17	17	17	-	-
Current portion of long-term debt	16		16		16	16	16	19	-	-
Operating bank loans / Bank indebtedness	69		86		57	57	61	81	-	-
Less: total cash	(57)		(35)		(94)	(74)	(52)	(31)	-	-
Net debt	392		436		361	385	456	516	-	-

Long-term liabilities	279		210		167	141	122	137	-	-
Shareholders' equity	99		134		169	219	254	218	-	-
Total capitalization	770		780		697	745	832	871	-	-

Net debt to total capitalization ratio	51%		56%		52%	52%	55%	59%	-	-
(1) Ratio is calculated including liabilities classified as "held for sale"

TEMBEC INC. CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of Canadian dollars)

		Sept. 28,
	Mar. 29,	2013
	2014	(note 2)

ASSETS

Current assets:
Cash and cash equivalents	$23	$73
Restricted cash	8	1
Trade and other receivables	150	157
Income tax receivable	3	-
Inventories (note 3)	312	237
Prepaid expenses	8	6
Assets classified as held for sale	7	7
	511	481

Property, plant and equipment (note 4)	572	496
Biological assets	2	5
Employee future benefits	32	24
Other long-term receivables	10	10
Deferred tax assets	6	5
	$1,133	$1,021

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Operating bank loans (note 5)	$81	$57
Trade, other payables and accrued charges	232	195
Interest payable	11	10
Income tax payable	-	8
Provisions	5	6
Current portion of long-term debt (note 6)	19	16
	348	292

Long-term debt (note 6)	430	369
Provisions	11	12
Employee future benefits	124	127
Other long-term liabilities	2	2
	915	802

Shareholders' equity:
Share capital	567	567
Deficit	(373)	(354)
Accumulated other comprehensive earnings	24	6
	218	219
	$1,133	$1,021

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS)

Quarters and six months ended March 29, 2014 and March 30, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

	Quarters		Six months
	2014	2013	2014	2013
		(note 2)		(note 2)

Sales	$362	$407	$716	$783
Freight and other deductions	44	54	88	104
Lumber export taxes	(1)	-	-	1
Cost of sales (excluding depreciation and amortization)	284	310	562	596
Selling, general and administrative	18	19	35	38
Share-based compensation	(1)	-	-	1
Depreciation and amortization	9	9	17	20
Other items (note 8)	6	24	(8)	25
Operating earnings (loss)	3	(9)	22	(2)

Interest, foreign exchange and other	9	10	18	22
Exchange loss on long-term debt	11	6	23	10
Net finance costs (note 9)	20	16	41	32
Loss before income taxes	(17)	(25)	(19)	(34)

Income tax expense (note 10)	11	6	7	12
Net loss	$(28)	$(31)	$(26)	$(46)

Basic and diluted net loss in dollars per share (note 7)	$(0.28)	$(0.31)	$(0.26)	$(0.46)

TEMBEC INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

Quarters and six months ended March 29, 2014 and March 30, 2013
(unaudited) (in millions of Canadian dollars)

	Quarters		Six months
	2014	2013	2014	2013
		(note 2)		(note 2)
Net loss	$(28)	$(31)	$(26)	$(46)

Other comprehensive earnings (loss), net of income taxes:
Items that will never be reclassified to earnings (loss):
Defined benefit pension plans and other benefit plans (note 11)	(20)	68	9	73
Income tax recovery (expense)	5	-	(2)	-
	(15)	68	7	73
Items that may be reclassified to earnings (loss) in future periods:
Foreign currency translation differences for foreign operations	7	(2)	18	4
Other comprehensive earnings (loss) for the period	(8)	66	25	77
Total comprehensive earnings (loss)	$(36)	$35	$(1)	$31

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Quarters ended March 29, 2014 and March 30, 2013
(unaudited) (in millions of Canadian dollars)

	Quarter ended March 29, 2014
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity

Balance - beginning of period, December 28, 2013	$567	$17	$(330)	$254

Net loss for the period	-	-	(28)	(28)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 11)	-	-	(20)	(20)
Income tax recovery	-	-	5	5
Foreign currency translation differences for foreign operations	-	7	-	7

Balance - end of period, March 29, 2014	$567	$24	$(373)	$218

	Quarter ended March 30, 2013 (note 2)
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity

Balance - beginning of period, December 29, 2012	$567	$(3)	$(465)	$99

Net loss for the period	-	-	(31)	(31)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 11)	-	-	68	68
Foreign currency translation differences for foreign operations	-	(2)	-	(2)
Issue of warrants	-	-	-	-

Balance - end of period, March 30, 2013	$567	$(5)	$(428)	$134

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Six months ended March 29, 2014 and March 30, 2013
(unaudited) (in millions of Canadian dollars)

	Six months ended March 29, 2014
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity

Balance - beginning of year, September 28, 2013	$567	$6	$(354)	$219

Net loss for the period	-	-	(26)	(26)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 11)	-	-	9	9
Income tax expense	-	-	(2)	(2)
Foreign currency translation differences for foreign operations	-	18	-	18

Balance - end of period, March 29, 2014	$567	$24	$(373)	$218

	Six months ended March 30, 2013 (note 2)
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity

Balance - beginning of year, September 29, 2012	$564	$(9)	$(455)	$100

Net loss for the period	-	-	(46)	(46)
Other comprehensive earnings (loss), net of income taxes:
Defined benefit pension plans and other benefit plans (note 11)	-	-	73	73
Foreign currency translation differences for foreign operations	-	4	-	4
Issue of warrants	3	-	-	3

Balance - end of period, March 30, 2013	$567	$(5)	$(428)	$134

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and six months ended March 29, 2014 and March 30, 2013
(unaudited) (in millions of Canadian dollars)

	Quarters		Six months
	2014	2013	2014	2013
		(note 2)		(note 2)

Cash flows from operating activities:
Net loss	$(28)	$(31)	$(26)	$(46)
Adjustments for:
Depreciation and amortization	9	9	17	20
Net finance costs (note 9)	20	16	41	32
Income tax expense (note 10)	11	6	7	12
Income tax paid	(17)	(6)	(20)	(8)
Excess cash contributions over employee future benefits expense	(5)	(6)	(13)	(17)
Impairment loss (note 8)	-	22	-	22
Gain on sale of assets (note 8)	(1)	-	(21)	(2)
Settlement loss on pension plan (note 8)	7	-	7	-
Other	(1)	1	4	(3)
	(5)	11	(4)	10

Changes in non-cash working capital:
Trade and other receivables	25	(20)	8	4
Inventories	(65)	(33)	(74)	(31)
Prepaid expenses	(3)	(7)	(2)	(5)
Trade, other payables and accrued charges	33	33	35	2
	(10)	(27)	(33)	(30)
	(15)	(16)	(37)	(20)

Cash flows from investing activities:
Disbursements for property, plant and equipment	(33)	(22)	(75)	(62)
Proceeds from sale of assets (note 8)	1	-	24	2
Change in restricted cash	-	-	(7)	4
Other	-	1	-	1
	(32)	(21)	(58)	(55)

Cash flows from financing activities:
Change in operating bank loans	19	17	23	18
Increase in long-term debt	8	-	41	24
Repayments of long-term debt	(1)	(1)	(2)	(2)
Interest paid	(1)	(1)	(21)	(19)
	25	15	41	21
	(22)	(22)	(54)	(54)
Foreign exchange gain on cash and cash equivalents held in foreign currencies	1	-	4	1
Net decrease in cash and cash equivalents	(21)	(22)	(50)	(53)

Cash and cash equivalents, beginning of period	44	56	73	87
Cash and cash equivalents, end of period	$23	$34	$23	$34

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. BUSINESS SEGMENT INFORMATION

Quarters ended March 29, 2014 and March 30, 2013
(unaudited) (in millions of Canadian dollars)

	Quarter ended March 29, 2014
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$95	$128	$55	$84	$-	$-	$362
Internal	17	-	7	-	4	(28)	-
	112	128	62	84	4	(28)	362

Freight and other deductions	11	11	11	11	-	-	44
Lumber export taxes	(1)	-	-	-	-	-	(1)
Cost of sales	96	94	47	71	4	(28)	284
Selling, general and administrative	3	5	2	3	5	-	18
Share-based compensation	-	-	-	-	(1)	-	(1)

Earnings (loss) before the following (adjusted EBITDA):	3	18	2	(1)	(4)	-	18
Depreciation and amortization	2	3	3	1	-	-	9
Other items (note 8)	-	-	-	-	6	-	6

Operating earnings (loss)	$1	$15	$(1)	$(2)	$(10)	$-	$3
Additions to property, plant and equipment	$1	$40	$1	$-	$-	$-	$42
Total assets	$200	$595	$152	$145	$41	$-	$1,133
Total liabilities	$82	$242	$33	$73	$485	$-	$915

	Quarter ended March 30, 2013 (note 2)
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$86	$120	$114	$87	$-	$-	$407
Internal	18	-	8	-	2	(28)	-
	104	120	122	87	2	(28)	407

Freight and other deductions	10	9	24	11	-	-	54
Lumber export taxes	-	-	-	-	-	-	-
Cost of sales	84	92	92	68	2	(28)	310
Selling, general and administrative	3	5	2	3	6	-	19
Share-based compensation	-	-	-	-	-	-	-

Earnings (loss) before the following (adjusted EBITDA):	7	14	4	5	(6)	-	24
Depreciation and amortization	2	3	3	1	-	-	9
Other items (note 8)	-	-	22	-	2	-	24
Operating earnings (loss)	$5	$11	$(21)	$4	$(8)	$-	$(9)
Additions to property, plant and equipment	$-	$22	$1	$2	$1	$-	$26
Total assets	$196	$442	$278	$120	$24	$-	$1,060
Total liabilities	$80	$230	$68	$124	$424	$-	$926

TEMBEC INC. BUSINESS SEGMENT INFORMATION

Six months ended March 29, 2014 and March 30, 2013
(unaudited) (in millions of Canadian dollars)

	Six months ended March 29, 2014
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$178	$254	$120	$164	$-	$-	$716
Internal	33	-	15	-	7	(55)	-
	211	254	135	164	7	(55)	716

Freight and other deductions	20	21	25	22	-	-	88
Lumber export taxes	-	-	-	-	-	-	-
Cost of sales	184	191	104	131	7	(55)	562
Selling, general and administrative	6	10	3	5	11	-	35
Share-based compensation	-	-	-	-	-	-	-

Earnings (loss) before the following (adjusted EBITDA):	1	32	3	6	(11)	-	31
Depreciation and amortization	3	7	5	2	-	-	17
Other items (note 8)	-	-	-	-	(8)	-	(8)

Operating earnings (loss)	$(2)	$25	$(2)	$4	$(3)	$-	$22
Additions to property, plant and equipment	$3	$70	$2	$1	$-	$-	$76
Total assets	$200	$595	$152	$145	$41	$-	$1,133
Total liabilities	$82	$242	$33	$73	$485	$-	$915

	Six months ended March 30, 2013 (note 2)
		Specialty
	Forest	Cellulose	Paper			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$171	$223	$224	$165	$-	$-	$783
Internal	34	-	15	-	6	(55)	-
	205	223	239	165	6	(55)	783

Freight and other deductions	19	16	47	22	-	-	104
Lumber export taxes	1	-	-	-	-	-	1
Cost of sales	170	165	184	126	6	(55)	596
Selling, general and administrative	6	10	4	6	12	-	38
Share-based compensation	-	-	-	-	1	-	1
Earnings (loss) before the following (adjusted EBITDA):	9	32	4	11	(13)	-	43
Depreciation and amortization	4	6	8	2	-	-	20
Other items (note 8)	-	-	22	-	3	-	25
Operating earnings (loss)	$5	$26	$(26)	$9	$(16)	$-	$(2)
Additions to property, plant and equipment	$2	$48	$6	$3	$1	$-	$60
Total assets	$196	$442	$278	$120	$24	$-	$1,060
Total liabilities	$80	$230	$68	$124	$424	$-	$926

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and six months ended March 29, 2014 and March 30, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

1.	Reporting entity and nature of operations

Tembec Inc. (the “Corporation”) and its subsidiaries (collectively “Tembec” or the “Company”) operate an integrated forest products business.

The Corporation is incorporated and domiciled in Canada and listed on the Toronto Stock Exchange under the symbol TMB. The address of the Company's registered office is 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Quebec, Canada, H3B 1X9.

2.	Basis of presentation

Statement of compliance

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including International Accounting Standard (IAS) 34 – Interim Financial Reporting.

The accounting policies and the basis of presentation applied in these unaudited interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended September 28, 2013, except for the changes in accounting policies described below. Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss. The Company’s interim results are not necessarily indicative of its results for a full year.

These unaudited interim consolidated financial statements do not include all of the information and disclosures required in the annual financial statements and, accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 28, 2013.

These unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on April 28, 2014.

Accounting estimates and judgments

The preparation of unaudited interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing these unaudited interim consolidated financial statements, the significant judgments made by management in applying the Company’s significant accounting policies and key sources of information were the same as those applied to the consolidated financial statements for the year ended September 28, 2013.

Changes in accounting policies

At the beginning of the fiscal year, the Company adopted the amended IAS 19, Employee Benefits, which changes the recognition and measurement of defined benefit pension plans expense, other benefit plans expense, termination benefits and enhances the disclosure of employee future benefits. The most significant changes include the accounting for past service costs, which are no longer recognized over a service period, but are instead recognized immediately in the period of a plan amendment. In addition, the expected return on plan assets is now assumed to be equal to the discount rate applied to measure the defined benefit obligation. As such, a net interest cost (income) is calculated on the net defined benefit liability (asset). The Company has restated its comparative period results following the adoption of amended IAS 19.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and six months ended March 29, 2014 and March 30, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

2.	Basis of presentation (continued) Changes in accounting policies (continued)

The effect of adopting the amended standard on the consolidated balance sheets was as follows:

	As reported	Change	Restated
As at September 29, 2012
Employee future benefits	$285	$2	$287
Deficit	$(453)	$(2)	$(455)

As at September 28, 2013
Employee future benefits	$126	$1	$127
Deficit	$(353)	$(1)	$(354)

The effect of adopting the amended standard on the consolidated statement of net earnings (loss) and comprehensive earnings (loss) for the quarter and six months ended March 30, 2013, is as follows:

	Quarter ended March 30, 2013
	As reported	Change	Restated
Operating loss	$(8)	$(1)	$(9)
Net finance costs	12	4	16
Income tax expense	6	-	6
Net loss	(26)	(5)	(31)

Defined benefit pension plans and other benefit plans	63	5	68
Foreign currency translation differences for foreign operations	(2)	-	(2)
Total comprehensive earnings	$35	$-	$35
Basic and diluted net loss in dollars per share	$(0.26)		$(0.31)

	Six months ended March 30, 2013
	As reported	Change	Restated
Operating loss	$(1)	$(1)	$(2)
Net finance costs	23	9	32
Income tax expense	12	-	12
Net loss	(36)	(10)	(46)

Defined benefit pension plans and other benefit plans	63	10	73
Foreign currency translation differences for foreign operations	4	-	4
Total comprehensive earnings	$31	$-	$31
Basic and diluted net loss in dollars per share	$(0.36)		$(0.46)

The amended IAS 19 had no impact on cash flows from operating activities, cash flows from investing activities and cash flows from financing activities.

The Company also adopted IFRS 7, Financial Instruments – Disclosures, and IFRS 13, Fair Value Measurement. The adoption of these standards had no significant impact on the unaudited interim consolidated financial statements.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and six months ended March 29, 2014 and March 30, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Inventories

	Mar. 29,	Sept. 28,
	2014	2013
Finished goods	$135	$111
Logs and wood chips	103	55
Supplies and materials	74	71
	$312	$237

Inventories carried at net realizable value	$15	$22

During the quarters ended in March 2014 and 2013, cost of sales consists primarily of inventories recognized as an expense. Inventories at March 29, 2014, were written down by $4 million (September 28, 2013 - $4 million) to reflect net realizable value being lower than cost. The write-down and reversal, if any, are included in cost of sales.

4.	Property, plant and equipment

	Net book value
	Mar. 29,	Sept. 28,
	2014	2013
Land	$3	$3
Buildings	44	42
Production equipment:
Pulp and paper	258	238
Sawmill	16	15
Forest access roads	9	9
Assets under construction	242	189
	$572	$496

In March 2012, the Company announced a major capital investment to upgrade its specialty cellulose manufacturing facility in Temiscaming, Quebec. As at the end of March 2014, the Company had incurred $201 million of capital expenditures for this project and had $23 million of outstanding commitments. For the six-month period ended March 29, 2014, the Company had total additions to property, plant and equipment of $76 million, of which $64 million was for the upgrade of the specialty cellulose mill.

5.	Operating bank loans

The Canadian operations are supported by a $175 million asset-based revolving working capital facility expiring in March 2017. As at March 29, 2014, the amount available, based on eligible receivables and inventories, was $141 million of which $77 million was drawn and $53 million was reserved for letters of credit. Interest is calculated based either on the BA Rate, the LIBOR, the Canadian Prime Rate or the U.S. Base Rate, as the case may be, plus an applicable margin.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. At the end of March 2014, the amount available was $31 million of which $4 million was drawn.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and six months ended March 29, 2014 and March 30, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

6.	Long-term debt

This note provides information about the contractual terms of the Company’s long-term interest-bearing loans and borrowings, which are measured at amortized cost.

		Mar. 29,	Sept. 28,
	Maturity	2014	2013
Tembec Industries Inc. - US $305 million - 11.25% senior secured notes	12/2018	$337	$314
Tembec Energy LP - 6.35% term loan secured by a first ranking charge	07/2022	20	20
Tembec Energy LP - 6.86% term loan secured by a first ranking charge	10/2022	20	-
Tembec Energy LP - 5.5% term loan secured by a second ranking charge	03/2028	60	40
Tembec Tartas SAS	Various	18	17
Kirkland Lake Engineered Wood Products Inc.	Various	9	9
Other	Various	2	2
		466	402

Less current portion		19	16
Less unamortized financing costs		17	17
		$430	$369

During the March 2014 quarter, the Company received an advance of $7 million (December 2013 quarter - $13 million) on the Tembec Energy LP – 5.5% term loan secured by a second ranking charge.

On October 18, 2013, the Company received the second advance of $20 million bearing interest at 6.86% on the Tembec Energy LP term loan secured by a first ranking charge. This advance is repayable in blended monthly instalments over a period of eight years beginning in November 2014 with a “balloon” payment of $12 million to be repaid in October 2022. The Company has classified $5 million of amounts received from the lender as restricted cash, pending the attainment of certain milestones related to the speciality cellulose project.

The Company’s credit agreements contain terms and conditions that could in certain circumstances restrict the ability of the Company to incur or guarantee additional indebtedness, to encumber or dispose of its assets or make certain payments or distributions.

7.	Share capital

Net earnings (loss) per share

The following table provides the reconciliation between basic and diluted net earnings (loss) per share:

	Quarters		Six months
	2014	2013	2014	2013
		(note 2)		(note 2)
Net loss	$(28)	$(31)	$(26)	$(46)

Weighted average number of common shares outstanding	100,000,000	100,000,000	100,000,000	100,000,000
Dilutive effect of employees share options and warrants	-	-	-	-
Weighted average number of diluted common shares outstanding	100,000,000	100,000,000	100,000,000	100,000,000
Basic and diluted net loss in dollars per share	$(0.28)	$(0.31)	$(0.26)	$(0.46)

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and six months ended March 29, 2014 and March 30, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

7.	Share capital (continued)

Share-based compensation

During the December 2013 quarter, non-executive members of the Board were granted 830,581 Deferred Share Units (DSUs). These DSUs vest in three equal amounts over three years beginning in January 2014.

During the December 2013 quarter, 557,808 DSUs were granted to senior executives under the Performance- Conditioned Share Unit (PCSU) plan.

8.	Other items

The following table provides a summary of the other items by business segment of the Company:

	Quarters		Six months
	2014	2013	2014	2013
		(note 2)		(note 2)
Paper Pulp:
Impairment loss - Skookumchuck, BC, pulp mill	$-	$22	$-	$22
	-	22	-	22

Corporate:
Gain on sale of assets	(1)	-	(21)	(2)
Settlement loss on BC pension plan	7	-	7	-
Reorganization - severance costs	-	-	3	-
Costs for permanently idled facilities	-	2	3	5
	6	2	(8)	3
	$6	$24	$(8)	$25

2014

On March 10, 2014, the Company recorded a gain of $1 million relating to the sale of its pulp mill located in Chetwynd, British Columbia (BC), for a nominal amount and the assumption of certain liabilities by the buyer.

During the March 2014 quarter, the Company signed an agreement to settle the defined benefit obligation of its BC pension plan and incurred a non-cash settlement loss of $7 million. In relation with the settlement, the Company recorded a $4 million gain in other comprehensive earnings (loss) for previously unrecognized pension assets due to the asset ceiling limit.

On September 30, 2013, the Company announced the BC Lands Sale Initiative. During the December 2013 quarter, the Company completed the sale of various parcels of land for total proceeds of $23 million realizing a gain of $20 million.

During the December 2013 quarter, the Company reorganized certain management functions and roles and recorded a charge of $3 million for severance costs associated with personnel reductions.

During the December 2013 quarter, the Company recorded a charge of $3 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities.

2013

On March 26, 2013, the Company announced that it had reached an agreement to sell its NBSK pulp mill located in Skookumchuck, BC. The assets and liabilities were classified as held for sale. During the March 2013 quarter, the Company recorded an impairment charge of $22 million on the non-current assets to reflect anticipated net proceeds of sale.

During the March 2013 quarter, the Company recorded a charge of $2 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal, pension plans administration expenses and remediation activities. For the six-month period ended March 30, 2013, these charges amounted to $5 million.

During the December 2012 quarter, the Company recorded a gain of $2 million relating to the sale of land and building in Cranbrook, BC.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and six months ended March 29, 2014 and March 30, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

9.	Net finance costs

	Quarters		Six months
	2014	2013	2014	2013
		(note 2)		(note 2)
Interest on long-term debt	$11	$10	$22	$20
Interest on short-term debt	1	-	1	1
Bank charges and other financing expenses	-	1	1	1
Net foreign exchange gain, excluding exchange on long-term debt	(1)	(1)	(1)	(1)
Exchange loss on long-term debt	11	6	23	10
Net interest cost on defined benefit plans	1	2	2	5
Interest capitalized on assets under construction	(3)	(2)	(7)	(4)
	$20	$16	$41	$32

Finance costs	$21	$17	$42	$33
Finance income	(1)	(1)	(1)	(1)
Net finance costs	$20	$16	$41	$32

10.	Income taxes

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	Quarters		Six months
	2014	2013	2014	2013
		(note 2)		(note 2)
Loss before income taxes	$(17)	$(25)	$(19)	$(34)

Income tax recovery based on combined federal and provincial income tax rates of 26.2% (2013 - 26.3%)	$(4)	$(6)	$(5)	$(8)

Increase resulting from:
Difference in statutory income tax rates	1	2	2	4
Permanent differences and other tax adjustments	2	1	4	1
Unrecognized tax asset	12	9	6	15
	15	12	12	20
Income tax expense	$11	$6	$7	$12

Income taxes:
Current	$5	$6	$9	$10
Deferred	6	-	(2)	2
Income tax expense	$11	$6	$7	$12

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and six months ended March 29, 2014 and March 30, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

11.	Employee future benefits

The Company measures its defined benefit obligations and the fair value of plan assets at year-end. At the end of each interim reporting period, the Company estimates changes in its accrued benefit liabilities based upon variations in discount rates and rates of return on plan assets, as well as any significant changes to the plans, if any.

The following table presents the Company’s employee future benefit costs included in net earnings (loss):

	Quarters		Six months
	2014	2013	2014	2013
		(note 2)		(note 2)

Defined benefit pension plans	$2	$3	$4	$5
Defined contribution and other retirement plans	1	2	3	4
Other benefit plans	1	-	1	1
Current service cost	$4	$5	$8	$10

Administration expenses	$1	$1	$1	$1

Net interest cost	$1	$2	$2	$5

Settlement loss on BC pension plan (note 8)	$7	$-	$7	$-

The variation in discount rate on obligations, the return on plan assets excluding amounts included in net interest on the net liability and the revised mortality table generated a gain (loss) on employee future benefits, included in other comprehensive earnings (loss), as follows:

	Quarters		Six months
	2014	2013	2014	2013
		(note 2)		(note 2)
Actuarial gain (loss) - variation in discount rate	$(38)	$42	$(27)	$42
Return on plan assets (excluding interest income)	23	26	51	31
Actuarial loss - mortality table	(14)	-	(14)	-
Effect of limit on recognition of assets	9	-	(1)	-
	$(20)	$68	$9	$73

The actuarial loss on variation in discount rate recognized in the statement of comprehensive earnings (loss) at March 29, 2014, was based on a variation of the discount rate for pension plans from 4.60% used at September 28, 2013, to 4.70% at December 28, 2013 and 4.34% at March 29, 2014. The actual rate of return for the six-month period was 9.1% (annualized 18.2%), which is 6.8% higher than the amount recorded in interest income of 2.3% (annualized 4.6%).

During the March 2014 quarter, the Canadian Institute of Actuaries issued the Canadian Pensioners’ Mortality Table for private sector pension plans. An actuarial loss of $14 million was recorded to reflect the impact of this table on the Canadian pension plans.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and six months ended March 29, 2014 and March 30, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

12.	Financial instruments Fair value

The carrying value and the fair value of long-term debt are as follows:

	Mar. 29,	Sept. 28,
	2014	2013
Carrying value	$449	$385
Fair value	$500	$428

Financial risk management

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Mar. 29,	Sept. 28,
	2014	2013
Loans and receivables, other than cash, cash equivalents and restricted cash	$160	$167
Cash, cash equivalents and restricted cash	$31	$74

Exposure to liquidity risk

The Company has an objective of maintaining liquidity equal to 12 months of maintenance capital expenditures, interest and principal repayments, seasonal working capital requirements and general corporate purposes, which would amount to approximately $135 million to $150 million of liquidity.

Repayment of amounts due within one year is funded by normal collection of current trade accounts receivable. Liquidity in the form of cash, cash equivalents and unused revolving credit facilities is also maintained to assist in the solvency and financial flexibility of the Company. Liquidity as at March 29, 2014, totalled $69 million (September 28, 2013 - $109 million). The Company anticipates that the liquidity will likely remain below its stated objective as the capital expenditures associated with the Temiscaming project continue. In order to address this situation, the Company entered into two secured term loan facilities totalling $133 million of which $33 million is undrawn.

The Company is actively pursuing its BC Land Sales Initiative as well as options to increase liquidity. The Company has recently entered into an agreement to sell additional parcels for cash proceeds of $35 million (see note 14). The closing of the transaction is conditional on the purchaser obtaining adequate financing. There can be no assurance that the transaction will be consummated. The Company is also pursuing other alternatives to enhance liquidity including, but not limited to, the potential sale of other assets, the refinancing of existing indebtedness and other capital market initiatives. There can be no assurance that the Company will be successful in its efforts. The Company’s liquidity is also dependent on generating a sufficient amount of adjusted EBITDA and cash flow from operations. These can be significantly impacted by changes to the relative value of the Canadian dollar, product selling prices and the cost of inputs utilized in manufacturing processes. Based on existing liquidity, current initiatives to obtain additional liquidity and anticipated future operating cash flow, the Company believes that it will be able to adequately fund its operations and meet its future obligations as they become due. This determination could be impacted by economic, financial, competitive, legislative and regulatory factors, as well as other events, that are beyond the Company’s control.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Quarters and six months ended March 29, 2014 and March 30, 2013
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

12.	Financial instruments (continued)

The following are the contractual maturities of financial liabilities, including interest payments:

	March 29, 2014
	Carrying		Contractual				After
	amount		cash flows	Year 1	Years 2-3	Years 4-5	5 years
Secured bank loans	$452	(1)	$676	$56	$98	$427	$95
Unsecured loans	14		15	7	6	1	1
Operating bank loans	81		81	81	-	-	-
Trade and others	243		243	243	-	-	-
	$790		$1,015	$387	$104	$428	$96
(1) before financing costs

13.	Capital management

The Company’s long-term objective is to maintain the net debt to total capitalization ratio at 40% or less. The net debt to total capitalization ratio of the Company was 59% as at March 29, 2014 (September 28, 2013 – 52%). The increase was due to a higher debt borrowed primarily to finance the Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

There were no changes in the Company’s approach to capital management during the period.

14.	Subsequent event

On April 25, 2014, the Company announced the conditional sale of 49,500 hectares of land in BC for a price of $35 million plus a seven year earn-out provision pursuant to which the Company would be entitled to additional payments of at least $2 million. The closing of the sale is conditional on the purchaser obtaining adequate financing and other customary conditions. There can be no assurance that the transaction will be consummated.